EXHIBIT 99.1
                                                                   ------------


                       CANADIAN NATURAL RESOURCES LIMITED

              NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON THURSDAY MAY 7, 2009

         NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the Shareholders of Canadian Natural Resources Limited (the "Corporation") will be held at the Metropolitan Centre, 333 - 4th Avenue S. W., in the City of Calgary, in the Province of Alberta, Canada, on Thursday May 7, 2009, at 3:00 o'clock in the afternoon (MDT) for the following purposes:

         1. To receive the Annual Report of the Corporation to the Shareholders, the Consolidated Financial Statements, and the report of the Auditors, for the fiscal year ending December 31, 2008;

         2.       To elect Directors for the ensuing year;

         3. To appoint Auditors for the ensuing year and to authorize the Audit Committee of the Corporation's Board of Directors to fix their remuneration;

         4. To transact such other business as may properly be brought before the Meeting or any adjournments thereof.

         ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 18, 2009 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF HIS SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE SHARES ESTABLISHES THAT HE OWNS SUCH SHARES AND DEMANDS NOT LATER THAN 5 DAYS BEFORE THE MEETING THAT HIS NAME BE INCLUDED ON THE SHAREHOLDERS' LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT BE PRESENT IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED. IN ORDER FOR YOUR PROXY FORM TO BE EFFECTIVE, IT MUST BE DULY COMPLETED AND MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AT LEAST 24 HOURS BEFORE THE MEETING TO BE HELD ON THURSDAY MAY 7, 2009.

         The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular of the Corporation, which accompanies this Notice. Copies of the Annual Report of the Corporation and Consolidated Financial Statements referred to herein are being sent under separate cover if you are a registered holder, or if, as a beneficial shareholder, you returned the financial statement request card sent with 2008 proxy solicitation material.

         DATED at Calgary, Alberta, this 18th day of March 2009.


                                             BY ORDER OF THE BOARD OF DIRECTORS

                                             /s/ Bruce E. McGrath
                                             Bruce E. McGrath
                                             Corporate Secretary

                       CANADIAN NATURAL RESOURCES LIMITED
                               (THE "CORPORATION")
                              INFORMATION CIRCULAR
                         FOR THE ANNUAL GENERAL MEETING
                                 OF SHAREHOLDERS
              TO BE HELD ON THURSDAY MAY 7, 2009 AT 3:00 P.M. (MDT)
                           AT THE METROPOLITAN CENTRE
                     333 - 4TH AVENUE S. W. CALGARY, ALBERTA

                      CONTENTS OF THIS INFORMATION CIRCULAR

                                                                            PAGE
I.   INFORMATION RESPECTING THE CORPORATION..............................      1
     Statement of Corporate Governance Practices of the Corporation......      1
     Other Corporate Governance Matters..................................      6
     Compensation Discussion and Analysis................................     10
     Performance Graph...................................................     15
     Executive Compensation..............................................     15
     Incentive Plan Awards...............................................     17
     Common Shares Held by the Named Executive Officers..................     19
     Pension Plan Benefits...............................................     20
     Termination and Change of Control Benefits..........................     20
     Report of the Compensation Committee................................     22
     Directors' Compensation.............................................     22
     Equity Compensation Plan Information................................     23
     Indebtedness of Senior Officers and Directors.......................     25
     Director's and Officer's Liability Insurance........................     25
     Interests of informed persons in Material Transactions..............     25
     Additional Information..............................................     25
II.  INFORMATION ON ITEMS TO BE ACTED UPON...............................     26
     Solicitation of Proxies.............................................     26
     Appointment of Proxy and Discretionary Authority....................     26
     Revocation of Proxies...............................................     26
     Beneficial Holder of Shares.........................................     27
     Voting Shares and Principal Holders Thereof.........................     27
     Election of Directors...............................................     28
     Appointment of Auditors.............................................     33
     Other Matters.......................................................     33
     Approval of Circular................................................     33
     Schedule "A" Board of Directors Corporate Governance Guidelines.....     34

         Unless otherwise indicated, all dollar figures stated in this Circular represent Canadian dollars. On December 31, 2008, the reported Bank of Canada noon rate for one Canadian dollar was U.S. $0.8166 and (pound)0.5588. On December 31, 2008, the reported Bank of Canada noon rate for one U.S. dollar was $1.2246 and for one pound sterling was $1.7896.

                    I. INFORMATION RESPECTING THE CORPORATION

         STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION

         The Board of Directors (the `Board") continually evaluates the corporate governance policies and procedures of the Corporation. The Board annually conducts a self-assessment of its performance, an assessment of its members and its committees and each committee assesses its members. Since the date of the last Information Circular, the Board has reviewed its standing committee memberships to ensure the Audit, the Compensation and the Nominating and Corporate Governance Committees are constituted with all independent directors pursuant to the independence standards established under National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the New York Stock Exchange ("NYSE") Listing Standards and to ensure the Health, Safety and Environmental and the Reserves Committees are constituted with a majority of independent directors.

         Regulatory changes relating to corporate governance are continually monitored by the Board and the Board will take appropriate action as regulatory changes occur. In the following table we describe the Corporation's corporate governance practices in compliance with corporate governance disclosure requirements mandated under National Instrument 58-101.

   CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT                            COMMENTS
   -------------------------------------------                            --------
1.  (a)  Disclose  the identity of  directors       Those   directors  who  are  determined  to  be
         who  are independent.                      independent  by the  Nominating  and  Corporate
                                                    Governance Committee and the Board and pursuant
                                                    to the independence standards established under
                                                    National   Instrument  58-101  and  within  the
                                                    meaning of section 1.4 of  National  Instrument
                                                    52-110  and  the  NYSE  Listing  Standards  are
                                                    disclosed in this  Information  Circular  under
                                                    "Director Independence".

    (b)  Disclose the  identity  of  directors      Those   directors  who  are  determined  to  be
         who  are not independent and describe      non-independent by the Nominating and Corporate
         for  that  determination.                  Governance Committee and the Board and pursuant
                                                    to  the  the   basis   independence   standards
                                                    established  under National  Instrument  58-101
                                                    and  within  the  meaning  of  section  1.4  of
                                                    National Instrument 52-110 and the NYSE Listing
                                                    Standards  are  disclosed  in this  Information
                                                    Circular under "Director Independence".

    (c)  Disclose  whether  or not a  majority      Seven of the 12 director  nominees  proposed by
         of directors are independent.              management  for  election  are  independent  as
                                                    determined  by  the  Nominating  and  Corporate
                                                    Governance Committee and the Board and pursuant
                                                    to the independence standards established under
                                                    National   Instrument  58-101  and  within  the
                                                    meaning of section 1.4 of  National  Instrument
                                                    52-110 and the NYSE Listing Standards. Refer to
                                                    section   "Director   Independence"   in   this
                                                    Information   Circular   which   describes  how
                                                    directors are  determined to be  independent or
                                                    non-independent.

    (d)  Identify   those  directors  who  are      Directorships  of  other  issuers  held  by the
         presently  a  director  of any  other      director   nominees   are   reported   in  this
         issuer and identify the issuer.            Information   Circular   under   "Election   of
                                                    Directors".

   CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT                            COMMENTS
   -------------------------------------------                            --------
    (e)  Disclose   whether    or   not    the      Prior to the termination of each Board meeting,
         independent  directors hold regularly      the non-management  directors meet in executive
         scheduled   meetings  at  which  non-      session  without the presence of  management to
         independent  directors   and  members      discuss   whatever   topics  are   appropriate.
         of management are not in  attendance.      Additional  executive sessions may be scheduled
                                                    from time to time as  determined  by a majority
                                                    of the non-management directors in consultation
                                                    with the  Chair of the  Board  and Chair of the
                                                    Nominating and Corporate Governance  Committee.
                                                    In  addition,   at  each  meeting  of  a  Board
                                                    committee,  each  committee  holds an executive
                                                    session without the presence of management.

    (f)  Disclose whether or not the  chair of      The Board of Directors functions  independently
         the Board is an independent director.      of management and appoints the Chair. The Chair
                                                    is considered  non-independent.  The Board does
                                                    not have a lead director but leadership for the
                                                    non-management  directors  would,  depending on
                                                    circumstances,  be provided by the Chair of the
                                                    Nominating and Corporate  Governance  Committee
                                                    or   a   lead   director   appointed   by   the
                                                    non-management    directors   who   have   been
                                                    determined to be independent.

    (g)  Disclose  the  attendance  record  of      The  attendance  of each director for all Board
         each director for all  board meetings      and Board  committee  meetings  held  since the
         held   since  the  beginning  of  the      beginning  of  the  most   recently   completed
         issuer's   most   recently  completed      financial year is reported in this  Information
         financial year.                            Circular  under   "Meetings  of  the  Board  of
                                                    Directors  and  Its  Committees  During  2008".
                                                    Average  attendance  rate in 2008 for all Board
                                                    meetings held during the year is 99%.

2.  Disclose  the text of  the Board's written      The Board's mandate is attached as Schedule "A"
    mandate.                                        to this Information Circular which outlines the
                                                    responsibilities of the Board.

3.  (a)  Disclose  whether  or  not  the Board      The role and  responsibilities of the Chair and
         has    developed    written  position      the Chair of the Board committees is determined
         descriptions  for  the  chair and the      through  the  mandates  of the  Board  and  the
         chair of each board committee.             mandate of each Board committee.

    (b)  Disclose  whether or not the Board         The Corporation  does not have a designated CEO
         and CEO have  developed  a written         position.  This role is  delegated by the Board
         position  description  for the  CEO.       to the  Corporate  Management  Committee of the
                                                    Corporation which is comprised of 14 members of
                                                    the  senior   management  group  including  the
                                                    Chair,  the two  Vice-Chairs  and the President
                                                    and  Chief  Operating  Officer.  The  Corporate
                                                    Management       Committee      shares      the
                                                    responsibilities normally associated with a CEO
                                                    position.    The    Corporation's     corporate
                                                    governance  guidelines  state that the Board is
                                                    responsible   for   the   stewardship   of  the
                                                    Corporation  and  overseeing  the  business and
                                                    affairs of the Corporation.  Any responsibility
                                                    that is not delegated to senior management or a
                                                    Board committee remains with the full Board. In
                                                    addition,  the Board in conjunction with senior
                                                    management    determines    the    limits    of
                                                    management's  responsibilities  and establishes
                                                    annual corporate objectives which management is
                                                    responsible for meeting.

   CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT                            COMMENTS
   -------------------------------------------                            --------
4.  (a)  Briefly  describe  what  measures the      The  Corporation  has  an  orientation  program
         Board  takes  to orient new directors      whereby new  members of the Board are  provided
         regarding  (i) the role of the board,      background  information about the Corporation's
         its  committees  and  its  directors,      business,   current   issues,   and   corporate
         and  (ii) the nature and operation of      strategies.  They  also  receive  a  Director's
         the issuer's  business.                    Manual which contains the Information Circular,
                                                    annual  report,  press  releases,   and  Annual
                                                    Information  Form.  They  receive a copy of the
                                                    Corporation's   Code  of  Integrity,   Business
                                                    Ethics and Conduct,  Board and Board  committee
                                                    mandates and other information about the Board,
                                                    its   committees,    director's    duties   and
                                                    responsibilities. They meet with key operations
                                                    personnel and receive  specific  information on
                                                    the  business  and  ongoing  operations  of the
                                                    Corporation,  corporate  structure,  management
                                                    structure,  financial position, business risks,
                                                    employee    compensation,    business   conduct
                                                    philosophies,    and    corporate    governance
                                                    practices.    As   well,   any   director   has
                                                    unrestricted  direct  access  to any  member of
                                                    senior management and their staff at any time.

    (b)  Briefly  describe  what measures,  if      The  Corporation  provides  ongoing  continuous
         any,   the  Board  takes  to  provide      education  programs  through key business  area
         continuing    education    for    its      presentations,  monthly  business  updates  and
         directors.                                 operations site visits as appropriate.  In 2008
                                                    detailed  presentations  were  conducted on the
                                                    Corporation's  thermal  projects  of Kirby  and
                                                    Primrose/Wolf Lake, quarterly  presentations on
                                                    the progress of construction of the Horizon Oil
                                                    Sands Project.  Detailed  monthly  reports were
                                                    also   provided   on  the   Horizon   Project's
                                                    progress.   Each   director   is   expected  to
                                                    participate in continuing education programs to
                                                    maintain any professional designation that they
                                                    may have and which  would have been  considered
                                                    in  their   nomination  as  a  director.   Each
                                                    director is expected to participate in programs
                                                    that would be  necessary to maintain a level of
                                                    expertise  in  order  to  perform  his  or  her
                                                    responsibilities  as a director  and to provide
                                                    ongoing guidance and direction to management.

5.  (a)  Disclose  whether  or  not  the Board      The Board of  Directors  has  adopted a written
         has  adopted a  written code for  the      code for the directors,  officers and employees
         directors, officers and employees.         of the Corporation.  Details regarding the code
                                                    can be found in this Information Circular under
                                                    "Ethics  Policy".  If the Board  has  adopted a
                                                    written code:

         (i)  disclose   how   a   person   or      A  copy  of the  Code  of  Integrity,  Business
              company may obtain a copy of the      Ethics  and  Conduct  can be  obtained  free of
              code;                                 charge from SEDAR website at  WWW.SEDAR.COM  or
                                                    by writing to the  Corporation to the attention
                                                    of the Corporate Secretary.

         (ii)  describe    how    the    Board      Periodic reports are provided to the Board from
               monitors  compliance  with  its      management directly  responsible for compliance
               code, or if the  board does not      related matters on compliance with its code and
               monitor   compliance,   explain      on  any  existing  or  potential  conflicts  of
               whether   and   how  the  Board      interest of directors,  officers and employees.
               satisfies  compliance  with its      The Board,  through the Audit Committee  chair,
               code;                                also receives itself  regarding  reports of any
                                                    financial or accounting  issues raised  through
                                                    the  and  Corporation's   anonymous   toll-free
                                                    hot-line.


   CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT                            COMMENTS
   -------------------------------------------                            --------
         (iii) provide  a  cross-reference  to      No material  change  report  pertaining  to the
               any   material   change  report      conduct of any  director or  executive  officer
               filed  since  the  beginning of      has  been  required  or filed  during  the most
               the   most  recently  completed      recently issuer's completed  financial year. To
               year  that   pertains   to  any      the best of the  Board's  knowledge,  there has
               conduct of  a  director or exe-      financial  been no  departure  from the code in
               cutive  fficer that constitutes      the  conduct  of  any   director  or  executive
               a  departure  from  the code.        officer.

    (b)  Describe  any  steps  the Board takes      To ensure independent  judgment is exercised by
         to  ensure  directors  exercise inde-      the  directors on any  transaction  they may be
         pendent   judgment   in   considering      considering where another director or executive
         transactions    and   agreements   in      officer of the  Corporation  may have  material
         respect  of   which   a  director  or      interest,  the  director or  executive  officer
         executive   officer  has  a  material      with the  material  interest  must declare such
         interest.                                  material interest and would be excused from the
                                                    meeting  after  management's  presentation  has
                                                    been made and all questions  have been answered
                                                    to  the   satisfaction  of  the   disinterested
                                                    directors; thereby permitting the disinterested
                                                    directors  to  have an  open  and  unencumbered
                                                    discussion on the merits of the transaction and
                                                    the benefit to the Corporation.

    (c)  Describe any other steps the Board         The  Code of  Integrity,  Business  Ethics  and
         takes to encourage  and promote a          Conduct applies to the directors,  officers and
         culture  of ethical  business  and         employees   as  well  as  others  who   perform
         conduct.                                   services  for or on behalf  of the  Corporation
                                                    and is supported  by the Board as a whole.  The
                                                    Nominating and Corporate  Governance  Committee
                                                    reviews the Code of Integrity,  Business Ethics
                                                    and  Conduct  annually  to ensure it keeps pace
                                                    with   evolving   business   ethics   and  best
                                                    practices.  The Board must  approve any changes
                                                    to the Code of Integrity,  Business  Ethics and
                                                    Conduct and only after a recommendation  to the
                                                    Board  is  received  from  the  Nominating  and
                                                    Corporate     Governance     Committee    whose
                                                    responsibility it is to review and recommend to
                                                    the  Board  any  amendments  it  determines  is
                                                    appropriate.  Material  changes  to the Code of
                                                    Integrity,  Business  Ethics  and  Conduct  are
                                                    communicated  to all  employees  to ensure they
                                                    are aware of such  changes and that they are in
                                                    compliance with the Code of Integrity, Business
                                                    Ethics  and  Conduct  as  modified.   Each  new
                                                    employee must also sign an acknowledgement form
                                                    upon  their hire  acknowledging  that they have
                                                    received  a copy  of  the  Code  of  Integrity,
                                                    Business  Ethics  and  Conduct,  have  read it,
                                                    understand   it  and  agree  to  abide  by  it.
                                                    Directors,    officers   and   employees   must
                                                    immediately  declare  any  actual or  potential
                                                    conflicts of interest that may exist.

                                                    Annually  a   reminder   is  sent  out  to  all
                                                    employees  reminding  them of the importance of
                                                    adhering  to the  spirit and intent of the Code
                                                    of Integrity,  Business  Ethics and Conduct and
                                                    how a copy can be acquired or referenced at any
                                                    time. In addition,  annually, each Director and
                                                    officer must acknowledge in writing the Code of
                                                    Integrity,  Business  Ethics  and  Conduct  and
                                                    confirm they are familiar  with it,  understand
                                                    it and that  they are not in  breach  of any of
                                                    its principles nor were granted any waivers for
                                                    compliance with the Code of Integrity, Business
                                                    Ethics and Conduct in whole or in part.


   CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT                            COMMENTS
   -------------------------------------------                            --------
6.  (a)  Describe the process by which the          The Board has  constituted  the  Nominating and
         identifies new candidates for              Corporate   Governance   Board   Committee   to
         the  board  nomination.                    recommend   to   the   Board,    nominees   for
                                                    appointment  of new directors to fill vacancies
                                                    or meet additional needs of the Board.  Through
                                                    the  Board   evaluation   process  and  ongoing
                                                    monitoring  of the  needs  of the  Corporation,
                                                    desired expertise and skill sets are identified
                                                    and  individuals   that  possess  the  required
                                                    experience  and  skills  are  contacted  by the
                                                    Chair   of   the   Nominating   and   Corporate
                                                    Governance  Committee and if agreed interviewed
                                                    by the Chair of the  Nominating  and  Corporate
                                                    Governance   Committee,   the   Chair  and  the
                                                    Vice-Chairs  of the Board and considered by the
                                                    entire  Nominating  and  Corporate   Governance
                                                    Committee  for  recommendation  to the Board as
                                                    potential nominee directors.

    (b)  Disclose  whether  or not the Board        The Board has  constituted  the  Nominating and
         has a  nominating  committee composed      Corporate    Governance    Committee   composed
         entirely of  independent  directors.       entirely of independent directors, each of whom
                                                    meets  the  independent   qualifications  under
                                                    National   Instrument  58-101  and  within  the
                                                    meaning of section 1.4 of  National  Instrument
                                                    52-110 and the New York Stock Exchange  Listing
                                                    Standards.   Members  of  the   Nominating  and
                                                    Corporate  Governance  Committee are identified
                                                    in this Information Circular in the table under
                                                    "Election of Directors".

    (c)  If  the   Board   has  a   nominating      The primary duties and  responsibilities of the
         committee,  describe  the   responsi-      Nominating and Corporate  Governance  Committee
         bilities,  powers  and  operation  of      are  described  in  this  Information  Circular
         the  nominating committee.                 under   "Responsibilities   of  the   Board  of
                                                    Director's Standing Committees".

7.  (a)  Describe  the  process  by  which the      The   Nominating   and   Corporate   Governance
         determines  the  compensation for the      Committee   reviews   periodically   the  Board
         issuer's   directors  and   officers.      adequacy   and    structure    of    directors'
                                                    compensation and makes  recommendations  to the
                                                    Board   designed   to  ensure  the   directors'
                                                    compensation    realistically    reflects   the
                                                    responsibilities, time commitments and risks of
                                                    the directors.  The Board has  constituted  the
                                                    Compensation  Committee as a standing committee
                                                    of the Board of Directors to review and approve
                                                    the Corporation's  compensation  philosophy and
                                                    programs for  executive  officers and employees
                                                    and to approve and evaluate all compensation of
                                                    executive officers including salaries,  bonuses
                                                    and equity compensation plans.

    (b)  Disclose  whether  or  not  the Board      The  Board  has  constituted  the  Compensation
         has    a    compensation    committee      Committee  comprised  entirely  of  independent
         composed   entirely   of  independent      directors  each of whom  meets the  independent
         directors.                                 qualifications under National Instrument 58-101
                                                    and  within  the  meaning  of  section  1.4  of
                                                    National Instrument 52-110 and the NYSE Listing
                                                    Standards.    Members   of   the   Compensation
                                                    Committee are  identified  in this  Information
                                                    Circular  in  the  table  under   "Election  of
                                                    Directors".

    (c)  If  the  Board  has  a   compensation      The primary duties and  responsibilities of the
         committee,   describe  the  responsi-      Compensation  Committee  are  described in this
         bilities,  powers  and  operation  of      Information Circular under "Responsibilities of
         the  compensation committee.               the Board of Director's Standing Committees".


   CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT                            COMMENTS
   -------------------------------------------                            --------
    (d)  Disclose   the    identity   of   the      In arriving at the compensation  levels paid by
         consultant  or  advisor  retained  to      the  Corporation to its executive  officers,  a
         assist in  determining the  compensa-      number  of  factors  are  taken  into   account
         tion  for  any  of  the  directors or      including the  expertise and  experience of the
         officers.                                  individual,  the length of time the  individual
                                                    has  been  in  the   position,   the   personal
                                                    performance  of  the  individual,  the  overall
                                                    performance   of  the   Corporation,   and,   a
                                                    subjective evaluation considering  peer-company
                                                    market   data   from   surveys   in  which  the
                                                    Corporation  participates.  It is believed that
                                                    the  information   available  and  the  factors
                                                    considered     in     determining     executive
                                                    compensation   is   sufficient  in  helping  to
                                                    determine  the  appropriate  level of executive
                                                    compensation   and  that  the  services  of  an
                                                    independent    compensation    consultant   and
                                                    associated costs were not warranted.

8.  If  the  Board   has  standing  committees      Two other standing  committees of the Board are
    other  than  the  audit,  compensation and      the Health, Safety and Environmental  Committee
    nominating   committees,    identify   the      and  the  Reserves  Committee.   Their  primary
    committees  and  describe  their function.      duties and  responsibilities  are  described in
                                                    this      Information       Circular      under
                                                    "Responsibilities  of the  Board of  Director's
                                                    Standing  Committees".   These  committees  are
                                                    composed of a majority of independent directors
                                                    who meet the independent  qualifications  under
                                                    National   Instrument  58-101  and  within  the
                                                    meaning of section 1.4 of  National  Instrument
                                                    52-110 and the NYSE Listing Standards.

9.  Disclose  whether  or  not the Board,  its      The   Nominating   and   Corporate   Governance
    committees  and  individual  directors are      Committee  is  responsible  for  assessing  the
    regularly  assessed with  respect to their      effectiveness  of the  Board  as a  whole,  the
    effectiveness and  contribution.                committees of the Board and the contribution of
                                                    individual directors. The assessment includes a
                                                    detailed   annual   questionnaire   that   each
                                                    director    must    complete.     The    annual
                                                    questionnaire   covers   a  range   of   topics
                                                    including:      individual     self-assessment;
                                                    assessment of board and  committee  performance
                                                    and  effectiveness;  and, an assessment of peer
                                                    performance  at  the  Board  level  and  at the
                                                    committee  level.  An  independent   management
                                                    consulting   firm  is  engaged  to  review  and
                                                    analyze the completed questionnaire and provide
                                                    to  the  Nominating  and  Corporate  Governance
                                                    Committee a presentation  and written  detailed
                                                    report of the  responses to the  questionnaire.
                                                    The written  analysis from the consulting  firm
                                                    together with any issues or concerns  raised by
                                                    the  survey  constitutes  part of the report to
                                                    the full Board.  The  Nominating  and Corporate
                                                    Governance   Committee  presents  the  detailed
                                                    report to the  Board and makes  recommendations
                                                    to improve  the  effectiveness  of the Board in
                                                    light  of  the   results  of  the   performance
                                                    evaluation.


                       OTHER CORPORATE GOVERNANCE MATTERS

THE NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE LISTING STANDARDS

         The Corporation, as a "foreign private issuer" in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the rule requiring the audit committee to meet the requirements of Securities Exchange Commission ("SEC") Rule 10A-3 of the Securities Exchange Act of 1934, as amended; (ii) the requirement for the Corporation to disclose in its annual report or on its website any significant differences between its corporate governance practices and the NYSE listing standards; (iii) the requirement for the Corporation's CEO to notify in writing the NYSE after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and, (iv) the requirement for the Corporation to submit an executed Annual Written Affirmation affirming the Corporation's compliance with audit committee requirements of SEC Rule 10A-3 of the Exchange Act or, as may be required from time to time, an Interim Written Affirmation to the NYSE in the event of certain changes to the Audit Committee membership or member's independence and that the Corporation has provided its statement of significant corporate governance differences as required to be included in its annual report to shareholders or on its website.

         As required by the NYSE, a statement of the significant differences between the Corporation's current corporate governance practices and those currently required for U. S. companies listed on the NYSE is included in the Corporation's annual report to shareholders.

MEETINGS OF THE BOARD OF DIRECTORS AND ITS COMMITTEES DURING 2008

         The table below sets out the board and committee meeting attendance for 2008. The overall average meeting attendance rate at all Board and committee meetings held in 2008 was 99%.

                          C.M.   N.M.    G.D.   G.A.   J.G.    S.W.   K.A.J.   A.P.    N.F.     F.J.    J.S.  E.R.  D.A.    # OF
DIRECTORS                 BEST  EDWARDS GIFFIN FILMON LANGILLE LAUT  MACPHAIL MARKIN MCINTYRE MCKENNA  PALMER SMITH TUER  MEETINGS
---------                 ----  ------- ------ ------ -------- ----  -------- ------ -------- -------  ------ ----- ----  --------
Board Meetings...........  7/7    7/7     7/7    7/7    7/7     7/7    7/7     7/7     7/7      6/7     7/7    7/7   7/7       7
                          100%   100%    100%   100%   100%    100%   100%    100%    100%      86%    100%   100%  100%     99%
Committee Meetings Audit.  5/5    N/A    5/5     5/5    N/A     N/A    N/A     N/A     N/A      N/A     N/A    N/A   5/5       5
                          100%     --    100%   100%     --      --     --      --      --       --      --     --  100%    100%
N.C.G....................  N/A    N/A    2/2     2/2    N/A     N/A    N/A     N/A     N/A      2/2     N/A    N/A   2/2       2
                            --     --    100%   100%     --      --     --      --      --     100%     --      --  100%    100%
Compensation.............  6/6    N/A    N/A     N/A    N/A     N/A    N/A     N/A     6/6      6/6     6/6    6/6   N/A       6
                          100%     --     --      --     --      --     --      --    100%     100%    100%   100%    --    100%
Reserves.................  N/A    2/2    N/A     N/A    N/A     N/A    2/2     N/A     2/2      N/A     2/2    N/A   2/2       2
                            --   100%     --      --     --      --   100%      --    100%       --    100%     --   100%   100%
H.S.E....................  N/A    N/A    N/A     N/A    N/A     N/A    4/4     4/4     4/4      N/A     4/4    4/4   N/A       4
                            --     --     --      --     --      --   100%    100%    100%       --    100%   100%    --    100%
Total Meetings...........18/18    9/9   14/14  14/14    7/7     7/7  13/13   11/11   19/19    14/15   19/19  17/17 16/16
ATTENDANCE RATE.......... 100%   100%    100%   100%   100%    100%   100%    100%    100%      93%    100%   100%  100%     99%

MANDATORY SHARE OWNERSHIP

         The Board believes that in order to better align the interests of the directors and the executive officers with those of the Corporation's shareholders, share ownership by the directors and executive officers is desirable. Non-management directors are required to acquire and hold Common Shares of the Corporation within five (5) years from the date of the director's appointment to the Board equal to a minimum aggregate market value of three times the annual retainer fee paid to directors. The number of Common Shares held by each Director and their respective market value as of the date of this Information Circular is reported in the table under "Election of Directors" in this Information Circular. Each non-management director meets or exceeds the share ownership requirement of the Corporation.

         Directors are required to confirm annually for the Corporation's Information Circular their Common Share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

DIRECTOR INDEPENDENCE

         For a director to be independent, the Nominating and Corporate Governance Committee and the Board must affirmatively determine such independence, taking into account any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which the following individuals shall not be deemed independent: (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes or included in that time an officer of the Corporation; and, (iii) an immediate family member of the individuals specified in (i) and (ii) above. In addition, a director whose immediate family member is or was an executive of the Corporation or a current employee of any company whose compensation committee includes an officer of the Corporation will not be considered independent. The Nominating and Corporate Governance Committee and the Board review annually the relationship that each director has with the Corporation (either directly; or, as a partner, shareholder or officer of an organization that has a relationship with the Corporation). To assist in this process, all Directors are required to complete a questionnaire relative to their shareholdings in the Corporation and business relationships. Following this review, only those Directors whom the Board and the Nominating and Corporate Governance Committee affirmatively determine have no direct or indirect material relationship with the Corporation taking into account the above mentioned factors, any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate will be considered independent directors. Seven of the 12 director nominees proposed by management for election are independent as determined by the Nominating and Corporate Governance Committee and the Board and pursuant to the independent standards established under National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the NYSE Listing Standards. Ms. C. M. Best and Messrs. G. A. Filmon, G. D. Giffin, F J. McKenna, J. S. Palmer, E. R. Smith and
D. A. Tuer have all been affirmatively determined to be independent using the above criteria. Mr. J. S. Palmer is the Chair and a partner of a law firm that from time to time provides legal services to the Corporation. Mr. J. S. Palmer does not personally provide these services to the Corporation nor solicit those services and has confirmed that he does not receive any portion or percentage of the fees paid by the Corporation to the law firm, nor does he participate in the profits of the firm either directly or indirectly. He has also confirmed that fees paid to the law firm by the Corporation in 2008 were less than 2% of that firm's gross revenues and the Nominating and Corporate Governance Committee and the Board has determined that the fees that have been paid to the law firm in 2008 are not material to either the Corporation or the law firm and therefore do not impair his ability to act independent of management. Messrs. A. P. Markin,
N. M. Edwards, J. G. Langille, S. W. Laut who, as part of the senior management committee of the Corporation and Mr. K. A. J. MacPhail through a familial relationship with the Chair of the Board, have been determined by the Nominating and Corporate Governance Committee and the Board to be non-independent.

DIRECTOR RETIREMENT POLICY

         The Board of Directors established a mandatory retirement policy for Directors. Under the policy, any Director who has reached the age 75, except for any director who was over the age 75 on March 2, 2007 (the date the mandatory retirement policy was adopted by the Board), can not stand for election to the Board. The Board in adopting the retirement policy noted that Mr. J. S. Palmer had reached the age of 75. The Board also recognized the positive contribution, dedicated service, wise counsel and leadership provided to the Corporation and its shareholders by Mr. J. S. Palmer since first becoming a Director in 1997. It is the Board's continued belief that the Corporation and its shareholders continue to benefit from his valued experience, knowledge, mentoring and input into the stewardship of the Corporation.

AUDIT COMMITTEE FINANCIAL EXPERT

         All of the members of the Corporation's Audit Committee are financially literate. Ms. C. M. Best who is chair of the Audit Committee qualifies as an "audit committee financial expert" under the rules issued by the SEC pursuant to the requirements of the Sarbanes-Oxley Act of 2002.

ETHICS POLICY

         The Corporation has had a long-standing Code of Integrity, Business Ethics and Conduct, which includes such topics as employment standards, conflicts of interest, communication, the treatment of confidential information and trading in the Corporation's shares and is designed to ensure that the Corporation's business is conducted in a consistently legal and ethical manner. Each Director and all employees including each member of senior management and more specifically the principal executive officers, the principal financial officer and the principal accounting officer are required to abide by the Corporation's Code of Integrity, Business Ethics and Conduct. The Nominating and Corporate Governance Committee periodically reviews the Corporation's Code of Integrity, Business Ethics and Conduct to ensure it addresses appropriate topics and complies with regulatory requirements and recommends any changes it deems appropriate to the Board for approval.

         Any waivers or changes to the Corporation's Code of Integrity, Business Ethics and Conduct must be approved by the Board of Directors and appropriately disclosed. No waivers to the Corporation's Code of Integrity, Business Ethics and Conduct in whole or in part have been asked for or granted to any Director, senior officer or employee.

         Copies of the Code of Integrity, Business Ethics and Conduct can be obtained free of charge from SEDAR at WWW.SEDAR.COM or by contacting the office of the Corporate Secretary at the address indicated under "Additional Information".

RESPONSIBILITIES OF THE BOARD OF DIRECTORS' STANDING COMMITTEES

         The Audit Committee's primary duties and responsibilities as stated in its charter include to:

         a) ensure that the Corporation's management implemented a system of internal controls over financial reporting and monitors its effectiveness;

         b) monitor and oversee the integrity of the Corporation's financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;

         c) review the Corporation's financial statements, management discussion and analysis and annual and interim earnings before the release of this information by press release or distribution to the shareholders;

         d) select and recommend to the Board for appointment by the shareholders, the Corporation's independent auditors, pre-approve all audit and non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation's independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors and oversee the work of the independent auditor, including resolution of disagreements with management;

         e) monitor the independence, qualifications and performance of the Corporation's independent auditors;

         f)       oversee the audit of the Corporation's financial statements;

         g)       monitor the performance of the internal audit function;

         h) establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation's employees, regarding accounting, internal controls or auditing matters;

         i) provide an avenue of communication among the independent auditors, management, the internal audit function and the Board; and,

         j) review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of present and former external auditors.

         The   Corporation's   Annual   Information  Form  contains   additional
information on the Audit Committee and its members under the section entitled "Audit Committee Information".

         The Compensation Committee's primary duties and responsibilities as stated in its charter include to:

         a) review and approve periodically the Corporation's compensation philosophy and programs for executive officers and employees of the Corporation that (i) supports the Corporation's overall business strategy and objectives; (ii) attracts and retains key executives and employees; (iii) links compensation with business objectives and organizational performance; and (iv) provides competitive compensation opportunities;

         b) approve and evaluate all compensation of executive officers including salaries, bonuses, and equity compensation plans;

         c) review the Corporation's senior management and the steps being taken to assure the succession of qualified senior management at the Corporation;

         d) review the Corporation's Amended, Compiled and Restated Employee Stock Option Plan and the Employee Stock Purchase Plan under which Common Shares may be acquired by directors, executive officers and employees of the Corporation. The Compensation Committee will also review the administration of all equity plans the Corporation may establish; and,

         e) review management's Compensation Discussion & Analysis of executive compensation for inclusion in the proxy statement of the Corporation.

         The Health, Safety and Environmental Committee's primary duties and responsibilities as stated in its charter include to:

         a) generally ensure that the management of the Corporation has designed and implemented effective health, safety and environmental risk programs, controls and reporting systems and reporting to the Board in respect thereof; and,

         b) review management's commitment, overall plans and strategies in the areas of corporate citizenship, ethics, social responsibility and community affairs to ensure they are in line with the Corporation's goals and image.

         The Nominating and Corporate Governance Committee's primary duties and responsibilities as stated in its charter include to:

         a) provide assistance to the Board, the Chair of the Board and the Vice-Chair of the Board in the area of review and consideration of developments in corporate governance practices;

         b)       recommend  to  the  Board  a  set  of   corporate   governance
                  principles and procedures applicable to and employed by the Corporation;

         c) provide assistance to the Board, the Chair of the Board and the Vice-Chair of the Board in the area of Nominating and Corporate Governance Committee selection and rotation practices;

         d) provide assistance to the Board, the Chair of the Board and the Vice-Chair of the Board in the area of evaluation of the overall effectiveness of the Board and management;

         e) identify individuals qualified to become Board members with the Chair of the Board and the Vice-Chairs of the Board and recommend to the Board, director nominees for the next annual meeting of shareholders; and,

         f)       review  and   recommend   periodically   to  the  Board,   the
                  Corporation's compensation for directors of the Corporation.

         The Reserves Committee's primary duties and responsibilities as stated in its charter include to:

         a) generally assume responsibility for assisting the Board in respect of annual independent and/or internal review of the Corporation's petroleum and natural gas reserves;

         b) appoint the independent evaluating engineers and approve their remuneration; and,

         c) report to the Board on the Corporation's petroleum and natural gas reserves and recommend to the Board for acceptance and inclusion of the contents of the annual independent report on the Corporation's petroleum and natural gas reserves for filing with the regulatory authorities.

                      COMPENSATION DISCUSSION AND ANALYSIS

BOARD OF DIRECTORS OVERSIGHT

         To oversee the Corporation's compensation practices, the Board of Directors established a compensation committee (the "Committee") comprised solely of independent directors.

         During the year ending December 31, 2008, the members of the Board of Directors who served on the Committee were: James S. Palmer, Catherine M. Best, Norman F. McIntyre, Frank J. McKenna and Eldon R. Smith. No changes to the Committee were made in 2008. All members of the Committee are independent members of the Board and are knowledgeable with respect to compensation programs and compensation levels.

         The Committee reviews and approves the Corporation's compensation philosophy and programs for executive officers which include the Corporation's Named Executive Officers and employees of the Corporation to ensure that the Corporation's compensation philosophy and programs (a) support the Corporation's overall business strategy and objectives; (b) attract and retain key executive officers and employees; (c) link compensation with business objectives and organizational performance; and, (d) provide competitive compensation opportunities. The Committee approves the compensation paid to each of the Corporation's executive officers, the overall compensation paid by the Corporation to its employees and the granting of stock options to executive officers and employees. The Committee also reviews the Corporation's succession planning and implementation. The Committee holds in-camera sessions at each of its meetings.

         The Corporation does not have a named Chief Executive Officer and the review of factors that would be used to determine compensation of a Chief Executive Officer are used in determining compensation to members of the Corporation's Corporate Management Committee. The Corporation does not have employment agreements with any of its executive officers.

COMPENSATION PHILOSOPHY

         The compensation paid is structured to attract, retain and motivate officers and encourage them to focus on improving corporate performance and to increase value for shareholders and is comprised of both short-term cash payments and longer term incentive payments. The short-term cash payments are structured to be competitive with the market place in which the Corporation operates while performance based equity compensation is a significant component of overall executive officer compensation. The Corporation does not have a pension plan and has chosen to implement a stock savings plan to complement the Corporation's Stock Option Plan in place of defined benefit plans or supplemental compensation or retirement plans that are not necessarily aligned with creation of shareholder value.

         The Committee has had numerous discussions of the relative merits of its compensation practice which embraces both its non-formulaic approach to executive officer compensation and a formula based approach for a portion of their bonus payments and has concluded that the current approach is successful and has resulted in an effective, focused management team. The approach provides the necessary flexibility to appropriately incentivize the management team in changing market and industry conditions, yet, base a part of their (as for all employees) bonus payments on meeting specified established targets relating to operations (production volumes, safety and environmental risk management targets, cost of production and capital efficiency). This methodology is continuously evaluated to ensure executive compensation is linked with the performance of the Corporation.

         In arriving at the compensation levels paid by the Corporation to its executive officers the Committee takes into account a number of factors, including the expertise and experience of the individual, the length of time the individual has been in the position, the personal performance of the individual, the overall performance of the Corporation, and, a subjective evaluation considering peer-company market data from surveys in which the Corporation participates. The Committee believes that the information they had available and the factors considered in determining executive compensation was sufficient in helping to determine the appropriate level of executive compensation and that the services of an independent compensation consultant and associated costs were not warranted.

         The Committee uses published data of peer companies to assist in determining reasonable levels of compensation to the Corporation's executives. The peer companies which are used as guidelines are:

                  EnCana Corporation
                  Husky Energy Inc.
                  Nexen Inc.
                  Petro-Canada
                  Suncor Energy Inc.
                  Talisman Energy Inc.

COMPENSATION PAID IN 2008

         The compensation paid in 2008 includes base salary, a discretionary year-end cash bonus based on the individual's and the Corporation's performance, contributions to the Corporation's Savings Plan, a year-end share bonus based on the individual's and the Corporation's performance and awards of options to acquire the Corporation's common shares pursuant to a stock option plan. These forms of compensation are considered both individually and collectively to determine the compensation levels paid to each of the Corporation's employees and executive officers. Compensation levels of the Corporation's employees and executive officers are reviewed annually following completed performance reviews.

         The Committee believes the Corporation's methods of compensation provide a balanced program of immediate and longer-term incentive compensation that is reasonable and able to react to change in economic outlook while at the same time provide the Corporation's executive officers and employees with a competitive total compensation package.

A. CASH PAYMENTS

1.       BASE SALARY

         One of the Corporation's objectives is to position executive base salaries to be competitive with other companies in the energy sector or the market place in which the Corporation operates. The Corporation uses and consults available third party compensation surveys conducted on the industry for companies of comparable size. Base salaries for executive officers were previously set at the median level for similar positions in oil and natural gas companies of comparable size. In addition, compensation in the form of discretionary yearly cash bonuses was provided to recognize performance. These cash payments were supplemented with the awarding of additional common stock options. As the Corporation reached the upper limits of acceptable levels of outstanding stock options, and was restricted in the amount awarded for any further performance options, some base salaries have been increased beyond the median level but below third quartile levels and the level of cash bonuses has been increased. The Committee believes this is appropriate to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive.

         Two of the Named Executive Officers, Messrs. A. P. Markin and N. M. Edwards, are directors and significant shareholders of the Corporation. They are not paid an annual cash salary by the Corporation and accordingly do not participate in the Corporation's stock savings plan. However, they have been compensated relative to other Named Executive Officers with compensation based more on share ownership and options to acquire share ownership.

         The Corporation reviews its level of base cash salary in the spring of each year making such adjustments as are necessary to reflect changes in competitive practices, market and overall economic conditions. The Corporation has determined that no review of salaries will be carried out in 2009 and therefore no adjustment will be made to current salary levels reflecting the current uncertainty in commodity pricing and the reduced outlook for worldwide economic expansion.

2.       CASH BONUSES

         The Committee believes that incentive or "at risk" compensation motivates individual performance to maximize shareholder value and aligns executive officer performance with the Corporation's objectives and shareholder interests. The discretionary cash bonus awarded is based on the individual's performance over the year in contributing to the Corporation meeting its four defined value creation measurements/financial goals. In 2008, cash bonuses awarded to senior executive officers were generally reduced to reflect the fact that the Corporation did not reach all of its internal targets.

B. LONG TERM INCENTIVE PLANS

1.       STOCK OPTION PLAN

         The Corporation believes that, to the extent possible, granting of stock options should be used to augment the overall compensation package and the Corporation has a long-standing policy of awarding stock options to all of its executive officers and employees. To remain competitive with its industry peer group the Committee believes it is important that the Corporation has an option plan available to provide parity with compensation levels within the industry. The Corporation's option plan is structured so that the exercise price can not be lower than market value at the time of granting options, the options are vested over five years commencing one or two years after granting and no re-pricing of options is allowed. These options provide an incentive for all employees and officers to ensure they are striving to maximize shareholder value. As option awards are based on performance during the year and awarded accordingly, previous grants are not one of the factors considered when awarding options for performance. Directors are not eligible to receive options under the option plan unless they provide ongoing day-to-day management services to the Corporation. The Board believes this established policy of awarding stock options meets the Corporation's business objectives provided the total number of options outstanding at any time is limited to a maximum of 10% of the Corporation's outstanding common shares. No one person can hold options pursuant to the option plan of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group, to hold options amounting to 10% of the outstanding Common Shares.

         During 2003 the Corporation amended its option plan to facilitate holders of options to receive a cash payment of the difference between the market price of the Common Shares on Toronto Stock Exchange ("TSX") and the exercise price of the options in lieu of Common Shares. This amendment ratified by the shareholders in 2004 reduces the amount of dilution in the Corporation as no additional Common Shares are issued if the cash election is made by the option holder. Concurrently with this amendment the Corporation adopted the accounting practice of reporting as an expense the intrinsic cost associated with granting stock options.

         In determining reasonable levels of stock options awarded to executive officers and employees, the Corporation also uses published data of the peer companies as a guideline. The determination is primarily focused on the number of common shares granted rather than on a hypothetical value based on a formula such as the Black-Scholes model.

2.       STOCK SAVINGS PLAN

         The Corporation has established a Stock Savings Plan for all of its salaried full-time employees. Under this plan, employees may elect to contribute up to 10% of their gross salary and the Corporation contributes one and one-half times the contributions of the employees. The funds are deposited with a trustee to purchase Common Shares of the Corporation through TSX. The Corporation's portion of the contributions vests to the employee who has less than five years of continuous participation in the plan over a two-year period provided the employee does not leave the employment of the Corporation for any reason prior to the vesting dates. The Corporation's portion of the contributions vests on January 1 of each year to the employee who has five years of continuous participation in the plan provided the employee does not leave the employment of the Corporation for any reason prior to the vesting date. As at December 31, 2008 the trustee was holding a total of 4,717,406 Common Shares of the Corporation.

         A similar plan to the Stock Savings Plan was also adopted for all permanent U.K. employees, entitled CNR International (U.K.) Limited Profit Sharing Scheme (the "Scheme"). Effective December 31, 2002, due to changes in U.
K. tax legislation, the Scheme was discontinued and a share incentive plan was adopted for all permanent U.K. employees entitled "CNR International (U.K.) Limited Share Incentive Plan (the "SIP"). Under the terms of the SIP, each employee can participate by contributing from (pound)10 to a maximum of (pound)125 per month not to exceed 10% of the employee's monthly salary. A matching contribution not to exceed two times the contribution of the employee is made by CNR International (U.K.) Limited. The funds are deposited with a trustee to purchase Common Shares of the Corporation through TSX. To benefit fully from U. K. tax legislation governing SIPs, the purchased shares must be held for a period of 5 years to be eligible for tax relief. As at December 31, 2008 the trustee was holding a total of 387,490 Common Shares of the Corporation.

3.       SHARE BONUS PLAN

         The Share Bonus Plan provides a form of compensation which combines share ownership in the Corporation by its employees and executive officers without dilution or the granting of stock options and is a further incentive in the retention of employees and officers. The amount awarded under this plan is determined in respect of the employee's responsibility level and in 2008 is a multiple ranging from 0.375 to 2.09 (down from 2006 multiples of 0.5 to 2.5 and up from 2007 multiples of 0.25 to 1.67) times the cash bonus paid to the employee based on performance, the position of the employee within the Corporation and overall performance of the Corporation. This amount awarded is used by a trustee to acquire Common Shares of the Corporation through TSX. The Common Shares acquired are held by the trustee pursuant to the terms of the Stock Savings Plan and, provided the employee does not leave the employment of the Corporation for any reason, the Common Shares vest to that employee equally over a three-year period. If the employee leaves the employment of the Corporation for any reason, the unvested Common Shares purchased pursuant to the Share Bonus Plan are forfeited by the employee under the terms of the plan. This plan provides additional share ownership in the Corporation by its executive officers and employees.

4.       HORIZON OIL SANDS LONG TERM INCENTIVE PLAN

         The Corporation has adopted the Horizon Oil Sands Long Term Incentive Plan under which executive officers and employees can benefit upon the successful completion of Phase 1 of the Horizon Oil Sands Project (the "Project"), subject to the Corporation, the executive officers and the individual employee meeting established performance elements. Similar to the Corporation's other incentive components of its compensation package it was designed to attract, retain and motivate employees and officers in the construction and commissioning of the Project in the most timely and cost effective manner possible and to meet the other established targets and to reward such performance. The Committee reviewed and recommended the approval of the performance elements by the Board who subsequently approved the performance elements at the time of Project sanction on February 9, 2005. The individual bonuses paid are on a prorated basis depending on (i) position and level of responsibility of the individual to the successful completion of Phase 1 of the Project, (ii) meeting the established performance elements comprised of capital expenditure targets, rate of production, operating costs per barrel of synthetic crude and onsite safety targets, and, (iii) the individual employee meeting personal performance objectives. Personal performance objectives are set for the period the Horizon Long Term Incentive Plan is in effect.

2008 GOALS AND CORPORATE RESULTS AND SENIOR EXECUTIVE COMPENSATION

         The overall performance of the Corporation is determined by reviewing the success the Corporation achieved on an annual basis in meeting its four broadly defined value creation measurements/financial goals:(a) production of crude oil and natural gas; (b) crude oil and natural gas reserves; (c) cash flow from operations; and (d) net asset value.

         The specific goals set by the Corporation and the Board and the 2008 results of those goals are as follows:

------------------------------------------------------------------------------------------------------------------------------
MEASURE                                        TARGET RANGE                      ACTUAL                       PERFORMANCE
------------------------------------------------------------------------------------------------------------------------------
FINANCIAL RESULTS
------------------------------------------------------------------------------------------------------------------------------
Cash flow                                   $4.6 - 5.1 Billion                $7.0 Billion                    Outperform
------------------------------------------------------------------------------------------------------------------------------
Cash flow per share                         $8.5 - $9.40                         $12.89                       Outperform
------------------------------------------------------------------------------------------------------------------------------
Debt to book Cap -- %                       43.3                                  41.0                        Outperform
------------------------------------------------------------------------------------------------------------------------------
Return on Equity                            15.6                                  33.0                        Outperform
------------------------------------------------------------------------------------------------------------------------------
Return on average capital employed          9.6                                   19.0                        Outperform
(after tax and interest)
------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
------------------------------------------------------------------------------------------------------------------------------
Production -- oil (mbbl/d)
------------------------------------------------------------------------------------------------------------------------------
Canada                                      221 - 245                              244                          Perform
------------------------------------------------------------------------------------------------------------------------------
International                               68 - 86                                72                           Perform
------------------------------------------------------------------------------------------------------------------------------
Horizon mining                              27 - 35                                 0                        Underperform
------------------------------------------------------------------------------------------------------------------------------
Production -- natural gas (mmcf/d)
------------------------------------------------------------------------------------------------------------------------------
Canada                                      1,405 - 1,485                         1,472                         Perform
------------------------------------------------------------------------------------------------------------------------------
International                               24 - 28                                23                        Underperform
------------------------------------------------------------------------------------------------------------------------------
PRODUCTION EXPENSE --
$ PER UNIT
------------------------------------------------------------------------------------------------------------------------------
Canada -- oil                               $13.75 - 14.25                       $14.96                      Underperform
------------------------------------------------------------------------------------------------------------------------------
Canada -- natural gas                       $0.94 - 1.00                          $1.00                         Perform
------------------------------------------------------------------------------------------------------------------------------
International North Sea -- oil              $21.25 - 22.25                       $26.29                      Underperform
------------------------------------------------------------------------------------------------------------------------------
International offshore West Africa -- oil   $10.00 - 11.00                       $10.29                         Perform
------------------------------------------------------------------------------------------------------------------------------
General & Administrative costs (per boe)    $0.94                                 $0.87                       Outperform
------------------------------------------------------------------------------------------------------------------------------
EXECUTION OF MAJOR PROJECTS
------------------------------------------------------------------------------------------------------------------------------
Horizon Mining Project                      The project was not completed in the time frame budgeted and     Underperform
                                            the costs were higher than budgeted
------------------------------------------------------------------------------------------------------------------------------
Primrose East Oil Project                   The project was completed earlier than expected and was           Outperform
                                            within 1% of budgeted costs
------------------------------------------------------------------------------------------------------------------------------
Offshore West Africa                        A rig was secured to re-drill the Baobab Project and the            Perform
                                            necessary equipment was secured to commence the development of the Olowi Field at Gabon. Both of these projects were
                                            under way at the end of 2008 and will be further evaluated in 2009 after completion.
------------------------------------------------------------------------------------------------------------------------------
Note:  mbbl/d  means  one  thousand  barrels  per day;  mmcf//d  means  one  million  cubic feet  per day;  and,  boe  means barrel of oil equivalent.


         Cash flow from operations is a non-GAAP measure that represents net earnings adjusted for non-cash items before working capital adjustments. The non-cash items are depletion, depreciation and amortization, asset retirement obligation accretion, stock based compensation, unrealized risk management, unrealized foreign exchange, deferred petroleum revenue tax and future income tax expense. Cash flow from operations may not be comparable to similar measures presented by other companies.

         As a result of these performance measures total bonuses including stock option awards and incentive plan compensation for the executive officers responsible for only Canadian conventional oil and natural gas operations remained at similar levels to the prior year while those executive officers with responsibilities including the completion of the Horizon mining project were at a lower level than the prior year.

                                PERFORMANCE GRAPH

         The following performance graph illustrates, over the five year period ended December 31, 2008, the cumulative return to shareholders of an investment in the Common Shares of the Corporation compared to the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, assuming the reinvestment of dividends, where applicable.

                      CUMULATIVE VALUE OF A $100 INVESTMENT

                                    [GRAPHIC]

AT DECEMBER 31                                          2003   2004    2005    2006   2007    2008
CANADIAN NATURAL RESOURCES LIMITED..................    $100   $158    $358    $388   $455    $307
S&P/TSX COMPOSITE INDEX.............................    $100   $114    $142    $167   $183    $123
S&P/TSX OIL & GAS EXPLORATION & PRODUCTION INDEX....    $100   $141    $244    $248   $273    $189

                             EXECUTIVE COMPENSATION

         Pursuant to National Instrument 51-102 the Corporation is required to disclose in its annual information circular to shareholders all direct and indirect compensation provided directly or indirectly to the CEO, the CFO and certain other executive officers and directors for, or in connection with, services they have provided to the Corporation or a subsidiary of the Corporation. The Corporation does not have a named chief executive officer but has a corporate management committee which includes four members who are also directors of the Corporation. None of the four directors who serve on the Corporate Management Committee receive any fees related to serving as a director. Accordingly, the Corporation has determined that its Named Executive Officers should include the four director members of the Corporate Management Committee, one of whom is also President and Chief Operating Officer of the Corporation; the Chief Financial Officer of the Corporation; and the next three highest paid members of the Corporate Management Committee who would meet the requirements to be classified as a Named Executive Officer as defined in National Instrument 51-102.

         The following table sets forth all direct and indirect remuneration for services in all capacities to the Corporation and its subsidiaries for the fiscal year ended December 31, 2008, 2007 and 2006 in respect of each Named Executive Officer.

         The Corporation does not have a share based awards program or pension plan and accordingly those items are not shown in the table.

SUMMARY COMPENSATION TABLE

                                                                           NON-EQUITY
                                                                         INCENTIVE PLAN
                                                                          COMPENSATION
                                                                               ($)
                                                            OPTION      ANNUAL     LONG TERM
                                                 OPTION      BASED     INCENTIVE   INCENTIVE     ALL OTHER          TOTAL
                                       SALARY     AWARD     AWARDS       PLANS       PLANS      COMPENSATION    COMPENSATION
NAME AND PRINCIPAL POSITION     YEAR     ($)     (#)(2)     ($)(3)       $(4)        $(5)          ($)(1)            ($)
---------------------------     ----  --------   ------    ---------     -------   ---------    -------------   -------------
Allan P. Markin............     2008        --   200,000   3,538,898     175,000     365,750            7,248       4,086,896
Chairman                        2007        --   200,000   4,421,617     150,000     499,500               --       5,071,117
                                2006        --   175,000   3,235,510     200,000   1,000,000               --       4,435,510

N. Murray Edwards..........     2008        --   200,000   3,538,898     375,000     783,750               --       4,697,648
Vice-Chairman                   2007        --   400,000   8,843,234     150,000     499,500               --       9,492,734
                                2006        --   175,000   3,235,510     200,000   1,000,000               --       4,435,510

John G. Langille...........     2008   325,000    50,000     884,725      50,000     104,500           60,180       1,424,405
Vice-Chairman                   2007   325,000    66,000   1,459,134      75,000     125,250           50,590       2,034,974
                                2006   325,000    50,000     924,431     104,875     250,000           48,750       1,653,056

Steve W. Laut..............     2008   550,000   200,000   3,538,898     150,000     313,500           96,295       4,648,693
President and Chief             2007   550,000   200,000   4,421,617     209,750     325,650           77,831       5,684,848
Operating Officer               2006   500,000   175,000   3,235,510     266,875     650,000           58,673       4,711,058

Douglas A. Proll...........     2008   361,538    80,000   1,415,559     100,000     209,000           64,281       2,150,378
Chief Financial Officer and     2007   350,000    80,000   1,768,647     124,475     192,050           83,819       2,518,991
Senior Vice-President,          2006   330,000    60,000   1,109,318     129,575     312,500           42,404       1,923,797
Finance

Lyle G. Stevens............     2008   361,538    80,000   1,415,559     100,000     209,000           61,086       2,147,183
Senior Vice-President,          2007   350,000    80,000   1,768,647     101,825     154,475           48,255       2,423.202
Exploitation                    2006   325,000    60,000   1,109,318     104,275     250,000           42,000       1,830,593

Tim S. McKay...............     2008   361,538    80,000   1,415,559     100,000     209,000           64,281       2,150,378
Senior Vice-President,          2007   350,000    80,000   1,768,647     101,975     154,475           51,368       2,426,465
Operation                       2006   330,000    60,000   1,109,318     104,575     250,000           45,000       1,838,893

Real J.H. Doucet...........     2008   371,538    70,000   1,238,614     100,000     209,000          111,103       2,030,255
Senior Vice-President           2007   360,000    80,000   1,768,647     115,000     192,050           51,368       2,487,065
Oil Sands                       2006   330,000    60,000   1,109,318     125,000     312,500           66,808       1,943,626

_____________________
Notes:
(1) The value in aggregate of perquisites and benefits which is comprised only of health, life insurance premiums and parking for each Named Executive Officer is less than $50,000 and is less or worth less than 10% of total salary for 2008. All Other Compensation is comprised of the aggregate value of perquisites and benefits and the vested portion in each year of the Corporation's contribution to the Corporation's Stock Savings Plan for each Named Executive Officer who is a participant in the plan. The Corporation's contribution to the Corporation's Stock Savings Plan for each Named Executive Officer who is a participant in the plan vests on January 1 each year. The unvested portion of the Corporation's contribution in 2008 as at December 31, 2008 for each Named Executive Officer who is a participant in the plan and which vested January 1, 2009 is as follows: J. G. Langille, $34,255; S. W. Laut, $57,971; D. A. Proll, $38,099; L. G. Stevens, $38,099; T. S. McKay, $38,099; and, R. J. H.
      Doucet, $39,153. Mr. R. J. H. Doucet is also paid a site location allowance and site premium.

(2) In the aggregate the number of options granted to the Named Executive Officers in 2008 represents 11.4 per cent of total options awarded to all employees in 2008.The amounts appearing in this column represent number of options awarded and not their dollar values and therefore are not factored into the Named Executive Officers Total Compensation column.

(3) The grant date fair value is a theoretical value determined using Black-Scholes pricing model of options granted in the year. The options on date of grant have no intrinsic value as the strike price is the closing price of the Corporation's Common Shares on TSX on the day preceding the grant. The Named Executive Officers do not receive any value for these options until options are vested and exercised under the terms of the options. For financial statement purposes the Corporation calculates quarterly intrinsic value of the options and records that as an expense in its earnings statement.

(4) The amount shown as Annual Incentive Plan is the cash bonus award to each of the Named Executive Officer for personal and corporate performance during the year.

(5) Share Bonus Plan awards are in the form of a cash payment calculated as a multiple of the cash bonus and deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares of the Corporation on TSX, on behalf of the Named Executive Officer. The Common Shares vest equally over three years each May 1 for Common Shares purchased for 2006 performance, each October 1 for Common Shares purchased for 2007 performance and each July 1 for Common Shares purchased for 2008 performance. Any dividends declared payable on the Common Shares by the Corporation are also paid on the unvested shares and dividends paid are used to purchase additional Common Shares which vest immediately. The number of Common Shares purchased on TSX for each Named Executive Officer for (i) 2008 performance at an average purchase price of $44.03 is as follows: A. P. Markin, 8,307; N. M. Edwards, 17,800; J. G. Langille, 2,373; S. W. Laut, 7,120; D. A. Proll, 4,747; L. G. Stevens, 4,747; T. S.
      McKay, 4,747; and, R. J. H. Doucet 4,747; (ii) 2007 performance at an average purchase price of $73.98 is as follows: A. P. Markin, 6,752; N. M. Edwards, 6,752; J. G. Langille, 1,693; S. W. Laut, 4,402; D. A. Proll, 2,596; L. G. Stevens, 2,088; T. S. McKay, 2,088; and, R. J. H. Doucet 2,596; (iii) 2006 performance at an average purchase price of $54.69 is as follows: A. P. Markin, 18,285; N. M. Edwards, 18,285; J. G. Langille, 4,571; S. W. Laut, 11,886; D. A. Proll, 5,714; L. G. Stevens, 4,571; T. S.
      McKay, 4,571; and, R. J. H. Doucet 5,714. If the Named Executive Officer leaves the employment of the Corporation for any reason, the unvested Common Shares purchased pursuant to the Share Bonus Plan are forfeited by the Named Executive Officer under the terms of the plan.


                              INCENTIVE PLAN AWARDS

         The following table lists the number of securities underlying unexercised options granted to each of the Named Executive Officers and the net benefit of the in-the-money options as at December 31, 2008. The number of securities underlying unexercised options listed in the table below includes unvested options. The value of those unvested options could not be realized by the Named Executive Officer as at December 31, 2008. The Corporation does not have a share-based award program.

                                                     OPTION BASED AWARDS                             SHARE-BASED AWARDS
                                 -------------------------------------------------------------    -----------------------------
                                                                                  VALUE OF        NUMBER OF
                                   NUMBER OF                                       UNEXERCISED     SHARES OR       MARKET OR
                                  SECURITIES                                     IN-THE-MONEY      UNITS OF     PAYOUT VALUE
                                  UNDERLYING     OPTION                             OPTIONS OR     SHARES THAT   OF SHARE-BASED
                                 UNEXERCISED    EXERCISE                             SIMILAR        HAVE NOT      AWARDS THAT
                                   OPTIONS       PRICE      OPTION EXPIRATION     INSTRUMENTS       VESTED     HAVE NOT VESTED
NAME                                  (#)          ($)             DATE              ($)(1)           (#)             ($)
----------------------------     -----------    --------    ------------------    ------------    -----------  ----------------
Allan M. Markin.............        16,000(2)   17.80(2)        March 12, 2009         495,200       --               --
                                    80,000(3)   33.38(3)        April 11, 2010       1,229,600       --               --
                                   137,000      59.85         February 6, 2011              --       --               --
                                   175,000      61.18         January 11, 2012              --       --               --
                                   200,000      70.44         January 14, 2013              --       --               --
                                   200,000      45.96         January 15, 2014         558,000       --               --
N. Murray Edwards...........        80,000(2)   17.80(2)        March 12, 2009       2,476,000       --               --
                                   200,000(3)   33.38(3)        April 11, 2010       3,074,000       --               --
                                   150,000      59.85         February 6, 2011              --       --               --
                                   175,000      61.18         January 11, 2012              --       --               --
                                   400,000      70.44         January 14, 2013              --       --               --
                                   200,000      45.96         January 15, 2014         558,000       --               --
John G. Langille..............      80,000(2)   17.80(2)        March 12, 2009       2,476,000       --               --
                                    60,000(3)   33.38(3)        April 11, 2010         922,200       --               --
                                    35,000      59.85         February 6, 2011              --       --               --
                                    50,000      61.18         January 11, 2012              --       --               --
                                    66,000      70.44         January 14, 2013              --       --               --
                                    50,000      45.96         January 15, 2014         139,500       --               --

                                                     OPTION BASED AWARDS                             SHARE-BASED AWARDS
                                 -------------------------------------------------------------    -----------------------------
                                                                                  VALUE OF        NUMBER OF
                                   NUMBER OF                                       UNEXERCISED     SHARES OR       MARKET OR
                                  SECURITIES                                     IN-THE-MONEY      UNITS OF     PAYOUT VALUE
                                  UNDERLYING     OPTION                             OPTIONS OR     SHARES THAT   OF SHARE-BASED
                                 UNEXERCISED    EXERCISE                             SIMILAR        HAVE NOT      AWARDS THAT
                                   OPTIONS       PRICE      OPTION EXPIRATION     INSTRUMENTS       VESTED     HAVE NOT VESTED
NAME                                  (#)          ($)             DATE              ($)(1)           (#)             ($)
----------------------------     -----------    --------    ------------------    ------------    -----------  ----------------
Steve W. Laut...............        80,000(2)   16.89(2)        March 12, 2009       2,549,000       --               --
                                   200,000(3)   33.38(3)        April 11, 2010       3,074,000       --               --
                                   150,000      59.85         February 6, 2011              --       --               --
                                   175,000      61.18         January 11, 2012              --       --               --
                                   200,000      70.44         January 14, 2013              --       --               --
                                   200,000      45.96         January 15, 2014         558,000       --               --
Douglas A. Proll............        60,000(2)   16.89(2)        March 12, 2009       1,911,750       --               --
                                    50,000(3)   26.26(3)     February 25, 2010       1,124,500       --               --
                                    35,000      59.85         February 6, 2011              --       --               --
                                    60,000      61.18         January 11, 2012                       --               --
                                    80,000      70.44         January 14, 2013              --       --               --
                                    80,000      45.96         January 15, 2014         223,200       --               --
Lyle G. Stevens.............        60,000(2)   16.89(2)        March 12, 2009       1,911,750       --               --
                                    50,000(3)   26.26(3)     February 25, 2010       1,124,500       --               --
                                    35,000      59.85         February 6, 2011              --       --               --
                                    60,000      61.18         January 11, 2012              --       --               --
                                    80,000      70.44         January 14, 2013              --       --               --
                                    80,000      45.96         January 15, 2014         223,200       --               --
Tim S. McKay................        45,000(2)   16.89(2)        March 12, 2009       1,433,813       --               --
                                    30,000(3)   26.26(3)     February 25, 2010         674,700       --               --
                                    35,000      59.85         February 6, 2011              --       --               --
                                    60,000      61.18         January 11, 2012              --       --               --
                                    80,000      70.44         January 14, 2013              --       --               --
                                    80,000      45.96         January 15, 2014         223,200       --               --
Real J.H. Doucet..............      45,000(2)   16.89(2)        March 12, 2009       1,433,813       --               --
                                    50,000(3)   26.26(3)     February 25, 2010       1,124,500       --               --
                                    35,000      59.85         February 6, 2011              --       --               --
                                    60,000      61.18         January 11, 2012              --       --               --
                                    80,000      70.44         January 14, 2013              --       --               --
                                    70,000      45.96         January 15, 2014         195,300       --               --

______________

(1) The closing price of the Corporation's Common Shares on TSX on December 31, 2008 was $48.75.

(2)   Adjusted for the 2004 and 2005 two-for-one stock splits.

(3)   Adjusted for the 2005 two-for-one stock split.

INCENTIVE PLAN AWARDS -- VALUE VESTED OR EARNED DURING THE YEAR

                                                                                    NON-EQUITY PLAN
                                   OPTION BASED AWARDS --   SHARE-BASED AWARDS --      COMPENSATION --
                                    VALUE VESTED DURING    VALUE VESTED DURING    VALUE EARNED DURING
                                          THE YEAR               THE YEAR               THE YEAR
NAME                                       ($)(1)                 ($)(2)                 ($)(3)
--------------------------------   ---------------------   ---------------------  --------------------
Allan P. Markin.................          2,839,160                 --                  1,303,466
N. Murray Edwards...............          2,839,160                 --                  1,303,466
John G. Langille................          1,428,460                 --                    325,966
Steve W. Laut...................          2,707,360                 --                    816,691
Douglas A. Proll................          1,023,090                 --                    386,728
Lyle G. Stevens.................          1,023,090                 --                    335,578
Tim S. McKay....................          1,023,090                 --                    335,578
Real J.H. Doucet................          1,023,090                 --                    380,536

_________________

(1) Outlines the net benefit the Named Executive Officer would have received had the Named Executive Officer exercised on date of vesting.

(2)   The Corporation does not have a share-based award program.

(3) This is the aggregate benefit to the Named Executive Officer based on the closing price of the common shares on TSX on the day prior to vesting of the share bonus awards during 2008. Share Bonus Plan awards are in the form of a cash payment deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares of the Corporation on TSX, on behalf of the Named Executive Officer. The Common Shares vest equally over three years each May 1 for Common Shares purchased for 2006 performance, each October 1 for Common Shares purchased for 2007 performance and each July 1 for Common Shares purchased for 2008 performance.


                 COMMON SHARES HELD BY NAMED EXECUTIVE OFFICERS

         The Board adopted Common Share ownership guidelines for officers of the Corporation including management directors. The guidelines require Common Share ownership proportionate to the individual's compensation and position which are:

Chair, Vice-Chair, and, President and Chief
   Operating Officer...................................   4 times base salary
Senior Vice-President..................................   2 times base salary
All other officers.....................................   1 times base salary

         Under the guidelines, the individual has 3 years from the effective date of the adoption of these guidelines (March 15, 2007) or from date of hire or appointment as an officer, whichever is the later, to acquire and hold the required level of Common Share ownership. Common Share ownership includes Common Shares of the Corporation purchased and held within the Corporation's stock savings plan and any other personal holdings of the individual. As of the date of this Information Circular, each officer meets or exceeds the share ownership requirement of the Corporation.

         Officers are required to confirm annually their Common Share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

         The following table sets forth, as of March 18, 2009, the beneficial ownership and market value of the common shares of the Corporation held by the Named Executive Officers:

                                COMMON SHARES      MARKET VALUE      SHARE OWNERSHIP       MEETS REQUIRED SHARE
NAME                                   (#)              ($)            REQUIREMENTS          OWNERSHIP LEVELS
------------------------------  -------------      ------------    -------------------     --------------------
Allan P. Markin...............      7,191,072       352,722,081    4 times base salary              Yes
N. Murray Edwards.............     10,924,622       535,852,709    4 times base salary              Yes
John G. Langille..............        876,454        42,990,069    4 times base salary              Yes
Steve W. Laut.................        758,447        37,201,825    4 times base salary              Yes
Douglas A. Proll..............        274,398        13,459,222    2 times base salary              Yes
Lyle G. Stevens...............        236,836        11,616,806    2 times base salary              Yes
Tim S. McKay..................        486,247        23,850,415    2 times base salary              Yes
Real J. H. Doucet.............        151,646         7,438,236    2 times base salary              Yes

___________________

(1) The closing price of the Corporation's Common Shares on TSX on March 18, 2009 was $49.05.


                              PENSION PLAN BENEFITS

         The Corporation does not have an employee pension plan.

                   TERMINATION AND CHANGE OF CONTROL BENEFITS

         The Corporation has not entered into any employment service contracts with the Named Executive Officers. Depending on the conditions of termination, salary and benefit programs are affected as follows:

Resignation --                All salary and benefit programs cease as at
                                effective date of resignation.
                              Annual cash and share bonuses are no longer paid.
                              Unvested options outstanding as at effective date
                                of resignation are cancelled.
                              Vested options outstanding as at effective date of
                                resignation must be exercised within
                                30 days from effective date of resignation.
                              Unvested portion of shares in the savings plan as
                                at effective date of resignation is forfeited.

Retirement --                 All salary and benefit programs cease as at
                                effective date of retirement.
                              Annual cash and share bonuses are no longer paid.
                              Unvested options outstanding as at effective date
                                of retirement are cancelled.
                              Vested options outstanding as at effective date of
                                retirement must be exercised within
                                30 days from effective date of retirement.
                              Unvested portion of shares in the savings plan
                                vest if Normal Retirement Date is reached,
                                otherwise forfeited.

Death --                      All salary and benefit programs cease as at date
                                of death except for payout of any applicable insurance benefits.
                              Annual cash and share bonuses are not paid.
                              Unvested options outstanding at date of death are
                                cancelled.
                              Vested  options  outstanding  as at  date  of
                                death must be exercised within three to twelve months from date of death. Unvested portion of shares in savings plan vest at date of death.

Termination without cause --  All salary and benefit programs cease on effective date of termination.
                              Annual cash and share bonuses are no longer paid. Unvested options outstanding on Notice Date of termination are cancelled.
                              Vested options outstanding on Notice Date of
                                termination must be exercised within 30 days from Notice Date as defined in the SOP.
                              Unvested portion of shares in savings plan is
                                forfeited.
                              Severance  provided  on an  individual  basis
                                reflecting service, experience and salary level.

Termination for cause --      All salary and benefit programs cease on effective
                                date of termination.
                              Annual cash and share bonuses are no longer paid.
                              Unvested options outstanding as at Notice Date of
                                termination are cancelled.
                              Vested options outstanding as at Notice Date of
                                termination must be exercised within
                                30 days from effective date of Notice Date.
                              Unvested portion of shares in savings plan is
                                forfeited.

         The Corporation has not entered into Change of Control Agreements with any of its employees. Pursuant to the terms of the Amended and Restated Employee Stock Option Plan and the Employee Stock Savings Plan, all unvested options and all unvested shares upon change of control of the Corporation immediately vest whether or not the employee is terminated upon change of control. The following table outlines the estimated incremental payments the Named Executive Officers would have received had a change of control, as defined in the respective plan, occurred effective December 31, 2008.

                                                                       ACCELERATED OPTION   ACCLERATED SHARE BONUS
                                          CASH BONUS(2)                      VESTING                VESTING
NAME                        BASE SALARY         $         SHARE BONUS           $                      $
-----------------------     -----------   ----------      -----------  ------------------   ----------------------
Allan P. Markin........          --         299,400              --          2,567,600             516,555
N. Murray Edwards......          --         299,400              --          7,305,600             516,604
John G. Langille.......          --         100,040              --          3,937,860             129,285
Steve W. Laut..........          --         284,800              --          7,320,200             333,304
Douglas A. Proll.......          --              --              --          3,259,450             177,206
Lyle G. Stevens........          --              --              --          3,259,450             142,106
Tim S. McKay...........          --              --              --          2,331,713             142,106
Real J. H. Doucet......          --              --              --          2,753,613             177,211

_________________

(1) The closing price of the Corporation's Common Shares on TSX on December 31, 2008 was $48.75

(2) As part of the compensation program of the Corporation, annual stock option grants are awarded to employees and to directors who provide ongoing management services to the Corporation. These awards are typically granted simultaneously to all levels of employees including those directors who provide management services, resulting in the exercise price of the option being consistent for all. Pending a further review of their compensation, Messrs. A. P. Markin, N. M. Edwards and J. G. Langille were not included in the annual grant of February 12, 2004 bearing an option strike price of $16.89 but were awarded options on February 27, 2004 at an option strike price of $17.80. Similarly, pending review of their compensation, Messrs. A. P. Markin, N. M. Edwards, J. G. Langille and S.
      W. Laut, were not included in the annual grant of January 25, 2005 with a strike price of $26.26 but were awarded options on March 11, 2005 at a strike price of $33.38. Consequently, the Board of Directors in consultation with the Compensation Committee determined that in both instances the difference in the strike price of the options granted to Messrs. A. P. Markin, N. M. Edwards, J. G. Langille and S. W. Laut and the strike price of the option granted to all other employees was an unintended result of the delay in reviewing their compensation and that Messrs. A. P. Markin, N. M. Edwards, J. G. Langille and S. W. Laut should not be disadvantaged by the delay in granting their options. Therefore the Corporation determined that upon exercise of the options with a strike price of $17.80 or $33.38 the Corporation would pay to the respective option holder at time they exercise the options with a strike price of either $17.80 or $33.38 a cash bonus equivalent to the difference between the strike price of $17.80 and $16.89 or the difference between the strike price of $33.38 and $26.26 depending on the options exercised. This cash bonus is paid only if the option holder exercises those options granted at a strike price of $17.80 or $33.38.

                      REPORT OF THE COMPENSATION COMMITTEE

         The Compensation  Committee  comprised of all independent  directors is appointed by the Board of Directors to oversee the compensation programs for executives and employees of the Corporation, compensation paid to executive officers and to review the Corporation's senior management and the steps being taken to assure the succession of qualified senior management at the Corporation.

         During 2008 the Committee held six meetings and held five executive sessions without management present. The activities of the Committee in 2008 included:

         o Reviewed and approved the Corporation's 2008 base salary component of the Corporation's compensation program.

         o Reviewed and approved the change in the base salary to employees and executives.

         o Reviewed and approved the grant of options to new hires that joined the Corporation during the course of 2008.

         o Reviewed and approved the Corporation's retention and incentive program designed to attract and retain employees to reside in Fort McMurray for the Corporation's Horizon oil sands project

         o Reviewed and approved the 2008 bonus program and bonuses awarded to employees and executives in December 2008. In considering the bonus paid to employees and executives the Committee reviewed the year over year performance of the Corporation based on the Corporation's performance matrix, the mid and long term compensation components of the Corporation's overall compensation program, and, peer company compensation levels.

The Committee has reviewed and discussed with management the disclosure in this Information Circular relating to compensation matters.

         There have been no changes to the membership of the Committee in 2008 and there were no Compensation Committee interlocks during 2008.

Submitted by the Compensation Committee
James S. Palmer
Catherine M. Best
Norman F. McIntyre
Frank J. McKenna
Eldon R. Smith

                             DIRECTORS' COMPENSATION

         The Corporation pays compensation comprised of cash and common shares of the Corporation ("Common Shares") to its non-management directors in their capacity as directors. The compensation for 2008 was a cash annual retainer of $20,000 plus 2,000 Common Shares purchased on TSX and $1,500 for each regular and special Board of Director's meeting attended in person or by telephone and each meeting of a committee of the Board attended in person or by telephone. Each Chair of a committee of the Board receives an annual retainer of $7,500. Non-Chair members of a committee receive an annual retainer fee of $4,500. Directors whose principal residence are out of province and attend Board or committee meetings in person receive a time and travel fee of $4,000 per round trip. No fees are paid for the time required preparing for board or committee meetings. The Nominating and Corporate Governance Committee reviews the fees paid to the directors to ensure the Corporation's fees are reasonable and competitive. The cash portion of the director fees have remained at their current level since January 1, 2003. At a Board of Directors meeting held on November 3, 2008 after receiving a recommendation from management, the Directors approved an increase in the annual retainer paid to directors to $40,000 effective January 1, 2009 and approved an increase in the annual retainer paid to the Chair of the Audit Committee to $15,000 to make the retainer fees comparable with annual retainer fees paid by companies of similar size and complexity. In 2004 and 2005 the Corporation split its shares on a 2 for 1 basis in each of those years and the equity portion of the annual fees was adjusted accordingly. There are no vesting or hold restrictions on the shares purchased as part of director's fees except to the extent required to be in compliance with the share ownership threshold for directors under the share ownership guidelines of the Corporation. In 2008 the Board commissioned Messrs. G. D. Giffin and D. A. Tuer to review certain board and committee processes and report to the Board in due course. The Board approved a fee of $50,000 for each of

Messrs. G. D. Giffin and D. A. Tuer for the work and time that may be required, with such fee subject to periodic review by the Board. Each of them received $25,000 in 2008, which is included in the fees paid to them in the table below.

         The Compensation Committee, as one of its primary responsibilities, reviews and approves compensation to directors who provide ongoing day-to-day management services to the Corporation. No annual retainer or meeting fees are paid to such directors. The compensation paid to Messrs. A. P. Markin, N. M. Edwards, J. G. Langille and S. W. Laut is reported in the Summary Compensation Table for Named Executive Officers.

         Fees paid to non-management directors for 2008 are reported in the table below.

                                               SHARE    OPTION    COMMON
                                      FEES     BASED     BASED     SHARE               ALL OTHER
                                     EARNED   AWARDS    AWARDS    RETAINER  PENSION   COMPENSATION      TOTAL
NAME                                   ($)      ($)       ($)      ($)(1)    VALUE       ($)(2)          ($)
-------------------------------      ------   ------    ------    --------  -------   ------------    -------
C. M. Best.....................      59,000     --         --     145,760      --           --        204,760
N. M. Edwards..................          --     --         --          --      --           --             --
G. A. Filmon...................      50,000     --         --     145,760      --        12,000       207,760
G. D. Giffin...................      78,000     --         --     145,760      --        12,000       235,760
J. G. Langille.................          --     --         --          --      --           --             --
S. W. Laut.....................          --     --         --          --      --           --             --
K. A.J. MacPhail...............      48,500     --         --     145,760      --           --        194,260
A. P. Markin...................          --     --         --          --      --           --             --
N. F. McIntyre.................      62,000     --         --     145,760      --           --        207,760
F. J. McKenna..................      50,000     --         --     145,760      --        8,000        203,760
J. S. Palmer...................      65,000     --         --     145,760      --           --        210,760
E. R. Smith....................      57,500     --         --     145,760      --           --        203,260
D. A. Tuer.....................      85,500     --         --     145,760      --           --        231,260

_________________

(1) The amount shown represents the cost of 2,000 common shares purchased on TSX as the equity portion of the 2008 fees paid to directors.

(2) The amount shown was paid to the director whose principal place of residence is out of province and attended meetings in person in 2008.


                       EQUITY COMPENSATON PLAN INFORMATION

                             NUMBER OF                                   SECURITIES REMAINING
                             SECURITIES                                        AVAILABLE
                            TO BE ISSUED                                  FOR FUTURE ISSUANCE         TOTAL NUMBER OF
                          UPON EXERCISE OF                                   UNDER EQUITY         SECURITIES ISSUABLE UPON
                        OUTSTANDING OPTIONS      WEIGHTED-AVERAGE         COMPENSATION PLANS              EXERCISE
                        AT DECEMBER 31, 2008    EXERCISE PRICE OF        AT DECEMBER 31, 2008            OF OPTIONS
PLAN CATEGORY                   (#)            OUTSTANDING OPTIONS                (#)              AT DECEMBER 31, 2008
---------------------   --------------------   -------------------       --------------------     ------------------------
Equity compensation
   plans approved by
   security holders.        30,961,922                 $51.94                  5,618,232                 36,580,154
Equity compensation
   plans not approved
   by security holders              --                      --                       --                           --
Total...............        30,961,922                 $51.94                  5,618,232                 36,580,154
Percent of
   Outstanding Shares             5.7%                                              1.1%                       6.8%

         The Corporation has a long-standing policy of awarding stock options to its service providers under the Amended Compiled and Restated Stock Option Plan (the "SOP"). The options are considered a part of the employee's compensation package to provide parity with compensation levels within the industry. Directors are not eligible to receive options under the SOP unless they provide ongoing day-to-day management services to the Corporation. The Board believes this established policy of awarding stock options meets the Corporation's business objectives provided the total number of options outstanding at any time is limited to a maximum of 10% of the Corporation's outstanding common shares.

The Corporation believes it is in its best interests to continue to award stock options to new employees as part of their compensation package to remain competitive with the Corporation's peer group. The aggregate number of Common Shares that may be available for issuance from time to time under the Plan as approved by shareholders shall not exceed 25,850,000 Common Shares prior to adjustment for the May 2004 two-for-one stock split and the May 2005 two-for-one stock split.

         The options issued pursuant to the SOP are non-assignable, have an expiry term not to exceed six years and are exercisable at 20% per year commencing one or two years after the date of grant. The exercise price of the options is determined as the closing market price on TSX the day prior to the granting of the options. The Corporation does not provide any form of financial assistance to facilitate the purchase of securities pursuant to the SOP. Options are exercisable only during the term of employment with the Corporation and the option holder is not subject to a collective agreement as defined in the SOP text. No one person can hold options pursuant to the SOP of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group, to hold options amounting to 10% or more of the outstanding Common Shares and the aggregate number of Common Shares issuable to Insiders under all share based compensation plans of the Corporation including Options at any time and in any one year period cannot exceed 10% of the outstanding Common Shares of the Corporation.

         If an Optionee ceases to be a Service Provider to the Corporation for any reason, all unvested options granted to such Optionee shall immediately terminate and be of no further force and effect and all vested options granted to such Optionee and not exercised within 30 days of the Optionee ceasing to be a Service Provider for any reason other than death shall terminate. If an Optionee shall die while being a Service Provider to the Corporation, any Option which has vested at the date of death shall be exercisable for six months after the date of death and if not exercised, shall terminate at the end of six months from date of death.

         Shareholders at their meeting held May 3, 2007 authorized management to make certain amendments to the SOP without requiring further shareholder approval. Pursuant to terms of the SOP, the Board may amend, modify or terminate the SOP if and when it is advisable at the discretion of the Board without disinterested shareholder approval except for those amendments specifically requiring disinterested shareholder approval as mandated by TSX. No amendment as it may relate to U.K. Approved Options under the terms of the SOP shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment. Since the last shareholders meeting held on May 8, 2008 the Board of Directors approved amendments to the SOP which were administrative in nature and did not result in an increase in the number of Common Shares that may be issued pursuant to the SOP. The following is a description of the amendments made to the SOP and approved by the Board of Directors since the shareholders meeting of May 8, 2008:

         o The Corporation has a policy where from time to time the Corporation imposes trading bans on trading in the Corporation's securities including the exercise of stock options on its employees, officers and directors. This ban is commonly called a "blackout period". Reference to "blackout" is made in the SOP and therefore a definition of "Blackout" was added for clarity.

         o The Board of Directors has the authority to postpone vesting of the options and this authority is exercised from time to time. The amendment clarified under what circumstances the Board would postpone vesting and that if such postponement went beyond the Option Period, the option would be forfeited.

         o The Corporation had changed the administrative procedure through which optionees could exercise options. This change was reflected as an amendment in the SOP.

         o The SOP outlines the disposition of unvested options in the event an optionee ceases to be a service provider as defined in the SOP. Amendments were made to remove any ambiguity that might have existed as to the disposition of those unvested options.

As at March 18, 2009, the number of Common Shares issuable pursuant to the SOP approved by the shareholders is:

                                                                    PERCENT OF
                                                        NUMBER OF   OUTSTANDING
                                                       SECURITIES  COMMON SHARES
To be issued upon exercise of outstanding options....  28,827,539       5.3%
Available for future issuance........................   6,843,607       1.3%
Total number of securities issuable..................  35,671,146       6.6%

                INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS

         The Corporation does not as a general practice extend loans to its directors, executive officers or any of their associates or affiliates. No directors and executive officers or any of their associates or affiliates is indebted to the Corporation or its subsidiaries.

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

         Effective February 17, 2009 the Corporation entered into a contract of liability insurance in the amount of US $100,000,000 per policy year for the benefit of the directors and officers of the Corporation against liability incurred by them in their capacity as a director or officer of the Corporation or of a subsidiary in the event the Corporation cannot or is unable to indemnify them. A one year policy for a premium of US $560,975 was purchased. The premium for the prior year was US $667,000. There is no deductible for this coverage.

             INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

         The management of the Corporation is not aware of any material interest, direct or indirect, of any director, any proposed nominee for director or officer of the Corporation or its subsidiaries, any person beneficially owning, or controlling or directing directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of any such person in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.

                             ADDITIONAL INFORMATION

         Financial information is provided in the Corporation's annual and quarterly financial statements and annual and quarterly management's discussion and analysis ("MD&A"). The Corporation is a reporting issuer under the securities acts of all provinces of Canada and a reporting "foreign private issuer" under the Securities Act of 1933 in the United States ("US") and complies with the requirement to file annual and quarterly financial statements, annual and quarterly management's discussion and analysis, as well as its management information circular and annual information form ("AIF") with the various securities commissions in such provinces and with the SEC in the US. The Corporation's most recent AIF, audited financial statements, MD&A, quarterly financial statements and quarterly MD&A subsequent to the audited financial statements and management information circular may be viewed on the Corporation's website at WWW.CNRL.COM and on SEDAR at WWW.SEDAR.COM under the name Canadian Natural Resources Limited. The Corporation's filings with the SEC including its annual financial statements, annual MD&A and AIF on Form 40-F can also be accessed on EDGAR at WWW.SEC.GOV.

         Paper copies of the Corporation's financial statements and MD&A, AIF, Form 40-F, management information circular, corporate governance guidelines, committee charters or ethics policy can also be obtained from the Corporation free of charge by contacting:

                  Corporate Secretary of the Corporation at:
2500, 855 - 2nd Street S. W.
Calgary, Alberta T2P 4J8

                    II. INFORMATION ON ITEMS TO BE ACTED UPON

                             SOLICITATION OF PROXIES

         This Information Circular (the "Circular") is furnished in connection with THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED (the "Corporation") for use at the Annual General Meeting of the Shareholders of the Corporation to be held at the Metropolitan Centre, 333 - 4th Avenue S. W. in the City of Calgary, in the Province of Alberta, Canada, on Thursday May 7, 2009 at 3:00 o'clock in the afternoon (MDT) (the "Meeting") and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. The solicitation of proxies will be primarily by mail, but may also be by telephone, telegraph or oral communications by the directors, officers and regular employees of the Corporation, at no additional compensation. The costs of preparation and mailing of the Notice of Meeting, Instrument of Proxy and this Information Circular as well as any such solicitation referred to above will be paid by the Corporation. Except as otherwise stated, the information contained herein is given as of March 18, 2009.

                APPOINTMENT OF PROXY AND DISCRETIONARY AUTHORITY

         A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) OTHER THAN ALLAN P. MARKIN AND JOHN G. LANGILLE, THE MANAGEMENT DESIGNEES, TO ATTEND AND ACT FOR HIM AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON OR COMPANY TO BE DESIGNATED AND DELETING THEREFROM THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER PROPER INSTRUMENT OF PROXY and, in either case, depositing the resulting instrument of proxy at Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at least 24 hours before the Meeting for which it is to be used. The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

         ALL SHARES REPRESENTED AT THE MEETING BY PROPERLY EXECUTED PROXIES WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE
SHAREHOLDERS ON ANY BALLOT THAT MAY BE CALLED FOR AND WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE INSTRUMENT OF PROXY, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN ACCORDANCE WITH SUCH SPECIFICATION. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF ALL THE MATTERS SET OUT THEREIN. IF A SHAREHOLDER APPOINTS A PERSON DESIGNATED IN THE FORM OF PROXY OR NOMINEE AND WHERE A CHOICE WITH RESPECT TO ANY MATTERS TO BE ACTED UPON HAS NOT BEEN SPECIFIED, THE PROXY WILL BE VOTED IN FAVOUR OF ALL THE MATTERS SET OUT THEREIN.

         THE ENCLOSED FORM OF PROXY, WHEN PROPERLY SIGNED, ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING, OR AT ANY ADJOURNMENT THEREOF. THE MANAGEMENT OF THE CORPORATION DOES NOT KNOW OF ANY MATTERS WHICH MAY BE PRESENTED AT THE MEETING, OTHER THAN THE MATTERS SET FORTH IN THE NOTICE BUT IF THE OTHER MATTERS OR AMENDMENTS OR VARIATIONS DO PROPERLY COME BEFORE THE MEETING, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE SUCH PROXY ACCORDING TO THEIR BEST JUDGEMENT.

                              REVOCATION OF PROXIES

         A SHAREHOLDER OR INTERMEDIARY WHO HAS GIVEN A PROXY, OR HIS ATTORNEY AUTHORIZED IN WRITING, MAY REVOKE IT AS TO ANY MATTER UPON WHICH A VOTE HAS NOT ALREADY BEEN CAST PURSUANT TO THE AUTHORITY CONFERRED BY THE PROXY, by instrument in writing executed by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Corporation or the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or deposited with the Chair of such Meeting on the day of the Meeting or adjournment thereof, or by executing a proxy bearing a later date and depositing the new proxy at the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chair of such Meeting on the day of the Meeting or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending at the Meeting and voting his shares.

                           BENEFICIAL HOLDER OF SHARES

         THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY SHAREHOLDERS OF THE CORPORATION, AS A SUBSTANTIAL NUMBER OF THE SHAREHOLDERS DO NOT HOLD COMMON SHARES IN THEIR OWN NAME. SHAREHOLDERS WHO DO NOT HOLD THEIR COMMON SHARES IN THEIR OWN NAME (REFERRED TO IN THIS INFORMATION CIRCULAR AS "BENEFICIAL SHAREHOLDERS") SHOULD NOTE THAT ONLY PROXIES DEPOSITED BY SHAREHOLDERS WHOSE NAMES APPEAR ON THE RECORDS OF THE CORPORATION AS THE REGISTERED HOLDERS OF COMMON SHARES CAN BE RECOGNIZED AND ACTED UPON AT THE MEETING. IF COMMON SHARES ARE LISTED IN AN ACCOUNT STATEMENT PROVIDED TO A SHAREHOLDER BY A BROKER, THEN IN ALMOST ALL CASES THOSE COMMON SHARES WILL MORE LIKELY BE REGISTERED UNDER THE NAME OF THE BROKER OR AN AGENT OF A BROKER. IN CANADA, THE VAST MAJORITY OF SUCH SHARES ARE REGISTERED UNDER THE NAME OF CDS & CO., (THE REGISTRATION NAME FOR THE CANADIAN DEPOSITARY FOR SECURITIES, WHICH ACTS AS NOMINEE FOR MANY CANADIAN BROKERAGE FIRMS). COMMON SHARES HELD BY BROKERS OR THEIR NOMINEES CAN ONLY BE VOTED UPON THE INSTRUCTIONS OF THE BENEFICIAL SHAREHOLDERS. WITHOUT SPECIFIC INSTRUCTIONS, BROKERS/NOMINEES ARE PROHIBITED FROM VOTING COMMON SHARES FOR THEIR CLIENTS. THE CORPORATION DOES NOT KNOW FOR WHOSE BENEFIT THE COMMON SHARES REGISTERED IN THE NAME OF CDS & CO. ARE HELD. THEREFORE, BENEFICIAL SHAREHOLDERS CANNOT BE RECOGNIZED AT THE MEETING FOR PURPOSES OF VOTING THE COMMON SHARES IN PERSON OR BY WAY OF PROXY, EXCEPT AS SET OUT BELOW.

         APPLICABLE REGULATORY POLICY REQUIRES INTERMEDIARIES/BROKERS TO SEEK VOTING INSTRUCTIONS FROM BENEFICIAL SHAREHOLDERS IN ADVANCE OF MEETINGS. EVERY INTERMEDIARY/BROKER HAS ITS OWN MAILING PROCEDURES AND PROVIDES ITS OWN RETURN INSTRUCTIONS, WHICH SHOULD BE CAREFULLY FOLLOWED BY BENEFICIAL SHAREHOLDERS IN ORDER TO ENSURE THAT THE COMMON SHARES ARE VOTED AT THE MEETING. OFTEN, THE FORM OF PROXY SUPPLIED TO A BENEFICIAL SHAREHOLDER BY ITS BROKER IS IDENTICAL TO THAT PROVIDED TO REGISTERED SHAREHOLDERS. HOWEVER, ITS PURPOSE IS LIMITED TO INSTRUCTING THE REGISTERED SHAREHOLDER HOW TO VOTE ON BEHALF OF THE BENEFICIAL SHAREHOLDER. THE MAJORITY OF BROKERS NOW DELEGATE RESPONSIBILITY FOR OBTAINING INSTRUCTIONS FROM CLIENTS TO BROADRIDGE. BROADRIDGE TYPICALLY MAILS A SCANNABLE VOTING INSTRUCTION FORM IN LIEU OF THE FORM OF PROXY. THE BENEFICIAL SHAREHOLDER IS ASKED TO COMPLETE AND RETURN THE VOTING INSTRUCTION FORM TO THEM BY MAIL OR FACSIMILE. ALTERNATIVELY, THE BENEFICIAL SHAREHOLDER CAN CALL A TOLL-FREE NUMBER TO VOTE THE SHARES HELD BY THE BENEFICIAL SHAREHOLDER. BROADRIDGE THEN TABULATES THE RESULTS OF ALL INSTRUCTIONS RECEIVED AND PROVIDES APPROPRIATE INSTRUCTIONS RESPECTING THE VOTING OF COMMON SHARES TO BE REPRESENTED AT THE MEETING. A BENEFICIAL SHAREHOLDER RECEIVING A VOTING INSTRUCTION FORM CANNOT USE THAT VOTING INSTRUCTION FORM TO VOTE COMMON SHARES DIRECTLY AT THE MEETING AS THE
VOTING INSTRUCTION FORM MUST BE RETURNED AS DIRECTED BY BROADRIDGE WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED.

         IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         March 18, 2009 is the record date for determination of Common Shares of the Corporation entitled to notice of and to vote at the Meeting, provided that to the extent a shareholder transfers the ownership of any of his shares after the record date and the transferee of those shares establishes that he owns such shares and requests not later than 5 days before the Meeting that his name be included on the shareholders' list, such transferee is entitled to vote such shares at the Meeting.

         As at March 18, 2009 the Corporation has 541,900,326 voting securities outstanding as fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

         To the knowledge of the directors and officers of the Corporation no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to all voting securities of the Corporation.

                              ELECTION OF DIRECTORS

         The affairs of the Corporation are managed by a Board of Directors who are elected annually at each Annual General Meeting of Shareholders and hold office until the next Annual General Meeting, or until their successors are duly elected or appointed or until a director vacates the office or is replaced in accordance with the Articles and By-laws of the Corporation. The Corporation has an Audit Committee, which is comprised of Ms. C. M. Best as Chair, Messrs. G. D. Giffin, G. A. Filmon and D. A. Tuer. The Corporation does not have an Executive Committee.

         The following table sets forth the name of each of the persons proposed to be nominated for election as a director (the "Nominee"); the Nominee's principal occupation at present and within the preceding five (5) years; all positions and offices in the Corporation held by the Nominee; other directorships held by the Nominee; the date the Nominee was first elected, or appointed a director; and the number and market value of the Common Shares of the Corporation that the Nominee has advised are beneficially owned or controlled or directed, directly or indirectly, by the Nominee as of March 18, 2009 and in the case of director nominees who are members of management, the number of stock options that have been granted to them and have not been exercised. In accordance with the Corporation's majority voting policy, any Nominee in an uncontested election who receives a greater number of shares withheld than shares voted in favour of their appointment must tender their resignation to the Board for Board consideration and to take effect upon acceptance of the resignation by the Board.

---------------------------------------------------------------------------------------------------
Catherine M. Best, FCA             Ms. C.M. Best has been Interim Chief Financial Officer of Health
(age 55)                           Services since 2008 when the Alberta government consolidated all
Calgary,  Alberta                  of the health regions of the province under one board.  Prior to
Canada                             that Ms. C.M. Best was Executive Vice-President, Risk Management
Director since November 2003       and Chief Financial  Officer of Calgary Health Region from 2000.
Independent                        The  Calgary   Health  Region  was  one  of  the  largest  fully
                                   integrated,  publicly-funded  health care  systems in Canada and serves  a region  of over 1.2  million  people  with  integrated health care services including hospital care,  community health, mental health,  public health,  and long-term  health.  Prior to
                                   2000 she was with Ernst & Young, a firm of chartered accountants where she  served as a staff  member  and  manager  from 1980 to
                                   1991, and was Corporate Audit Partner from 1991 to 2000.

                                   She  holds  a  Bachelor  of  Interior  Design  degree  from  the
                                   University of Manitoba.  Ms. C.M. Best is a Chartered Accountant
                                   and was awarded her FCA designation in 2005.

                                   Ms. C.M.  Best  currently  serves on the board of  directors  of
                                   Enbridge  Income  Fund and  Superior  Plus  Income Fund and is a
                                   volunteer   member  of  the  Audit   Committee  of  the  Calgary
                                   Exhibition and Stampede.
                                   ----------------------------------------------------------------
                                   Committee Memberships            Securities held/market value of
                                                                    Common Shares
                                   ----------------------------------------------------------------
                                   Audit (Chair)                    Common Shares --
                                   Compensation                     8,744/$428,893
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
N. Murray  Edwards                 Mr. N.M. Edwards is owner and President, Edco Financial Holdings
(age 49)                           Ltd. a private management and consulting  company. He has been a
Calgary/Banff,  Alberta            major  contributor to the success and growth of the  Corporation
Canada                             since becoming a Director and  significant  shareholder in 1988.
Vice-Chairman  of the Board        Prior thereto he was a partner of the law firm Burnet, Duckworth
Director since September 1988      and Palmer in Calgary.  He holds a Bachelor  of Commerce  degree
Non-independent                    (Great  Distinction)  from the University of Saskatchewan  and a
(Management)                       Bachelor  of  Laws  degree  (Honours)  from  the  University  of
                                   Toronto.

                                   Mr. N.M.  Edwards is a member of the  Canadian  Council of Chief
                                   Executives and is on the Board of Directors of the Banff Centre,
                                   the Canada West  Foundation  and the C. D. Howe Institute and is
                                   Chairman of and serving on the board of directors of both Ensign
                                   Energy Services Inc. and Magellan  Aerospace  Corporation,  both publicly traded companies.
                                   ----------------------------------------------------------------
                                   Committee Memberships            Securities held/market value of
                                                                    Common Shares
                                   ----------------------------------------------------------------
                                   Reserves                         Common Shares --
                                                                    10,924,622/$535,852,709
                                                                    Stock Options -- 1,125,000
---------------------------------------------------------------------------------------------------
Honourable Gary A. Filmon          The  Honourable  G.A.  Filmon is a consultant  with The Exchange
P.C., O.M. (age 66)                Group  since  2000,  the  largest  business  consulting  firm in
Winnipeg, Manitoba                 Manitoba and based in Winnipeg,  offering business solutions and
Canada                             services such as accounting, taxation, management consulting and
Director since February 2006       risk management.  Prior thereto he was a consulting engineer for
Independent                        five years and President of Success/Angus Commercial College for eleven  years.  He  served in  public  office  for over 20 years becoming  Premier of Manitoba in 1988 until 1999;  retiring from public  office  in  2000.  He has  received  numerous  community achievement  awards.  Mr. G.A.  Filmon  holds both a Masters and
                                   Bachelor  of  Science  degree  in  Civil  Engineering  from  the
                                   University of Manitoba.

                                   Mr. G.A.  Filmon  currently  serves on the board of directors of
                                   MTS  Allstream  Inc.,  Arctic  Glacier  Income  Trust,  Exchange
                                   Industrial  Income Fund,  Wellington  West Capital Inc. and, FWS
                                   Construction  Inc. and serves as Chair of Canada's  Security and
                                   Intelligence Review Committee.
                                   ----------------------------------------------------------------
                                   Committee Memberships                Securities held/market value
                                                                        of Common Shares
                                   ----------------------------------------------------------------
                                   Audit                                Common Shares --
                                   Nominating and Corporate Governance  7,000/$343,350
---------------------------------------------------------------------------------------------------
Ambassador Gordon D. Giffin        Ambassador  G.D.  Giffin has been a Senior  Partner with McKenna
(age 59)                           Long & Aldridge  LLP a law firm based in Atlanta,  Georgia  with
Atlanta, Georgia                   offices in Washington, D.C. since 2001. Prior thereto he was the
U.S.A.                             United  States  Ambassador  to Canada  from 1997 to 2001 after a
Director since May 2002            career  spanning  20 years  engaged in the  private  practice of
Independent                        business and regulatory  law. He holds a Bachelor of Arts degree from Duke University and a J.D. from Emory University  School of
                                   Law.

                                   Ambassador  G.D.  Giffin is  currently  serving  on the board of
                                   directors  of  Canadian   National  Railway  Company;   Canadian
                                   Imperial Bank of Commerce;  Ontario  Energy  Savings  Corp.  and
                                   Transalta Corporation.
                                   ----------------------------------------------------------------
                                   Committee Memberships                Securities held/market value
                                                                        of Common Shares
                                   ----------------------------------------------------------------
                                   Audit                                Common Shares --
                                   Nominating and Corporate Governance  17,428/$854,843
                                   (Chair)
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
John G. Langille                   Mr. J.G.  Langille  has been  Vice-Chairman  of the  Corporation
(age 63)                           since 2005. He joined the  Corporation  in 1976 as Treasurer and
Calgary, Alberta                   became  Vice-President  of  Finance of the  Corporation  in 1978
Canada                             until 1985 when he was appointed President of the Corporation, a
Vice-Chairman  of  the  Board      position  he held until  2005.  As a long term  employee  of the
Director  since  June  1982        Corporation he also has been a major  contributor to the success
Non-independent                    and growth of the Corporation.  Mr. J.G. Langille is a Chartered
(Management)                       Accountant  and holds a Bachelor  of  Commerce  degree  from the
                                   University of Calgary.

                                   Mr.  J.G.   Langille  is  a  director  of  the  Calgary  Olympic
                                   Development  Association  but does not  hold  any  other  public company board memberships.
                                   ----------------------------------------------------------------
                                   Committee Memberships                Securities held/market value
                                                                        of Common Shares
                                   ----------------------------------------------------------------
                                   None held                            Common Shares --
                                                                        876,454/$42,990,069
                                                                        Stock Options -- 261,000
---------------------------------------------------------------------------------------------------
Steve W. Laut                      Mr. S.W. Laut has been President and Chief Operating  Officer of
(age 51)                           the  Corporation  since  2005.  Prior  thereto,  he  joined  the
Calgary, Alberta                   Corporation  as  Senior  Exploitation  Engineer  in 1991 and was
Canada                             appointed  Vice-President,  Operations in 1996. He was appointed
President and Chief Operating      Executive  Vice-President,  Operations in 2001 and most recently
Officer                            as Chief Operating  Officer in 2003. He has been instrumental in
Director since August 2006         contributing to the Corporation's  growth and success during his
Non-independent (Management)       tenure.  Mr.  S.W.  Laut holds a Bachelor  of Science  degree in
                                   Mechanical  Engineering  from the University of Calgary and is a member of the Association of Professional Engineers,  Geologists
                                   and Geophysicists of Alberta ("APEGGA").

                                   Mr.  S.W.  Laut does not hold any  other  public  company  board memberships.
                                   ----------------------------------------------------------------
                                   Committee Memberships                Securities held/market value
                                                                        of Common Shares
                                   ----------------------------------------------------------------
                                   None held                            Common Shares --
                                                                        758,447/$37,201,825
                                                                        Stock Options -- 925,000
---------------------------------------------------------------------------------------------------
Keith A.J. MacPhail                Mr.  K.A.J.  MacPhail  has been  Chairman  and  Chief  Executive
(age 52)                           Officer of  Bonavista  Energy  Trust since 1997 and  Chairman of
Calgary, Alberta                   NuVista  Energy Ltd. a crude oil and  natural  gas  exploration,
Canada                             development and production  company in Canada since 2003.  Prior
Director since October 1993        thereto  he was  Executive  Vice-President  and Chief  Operating
Non-independent                    Officer  of the  Corporation  until  1997 when he left to create
(Brother-in-law to Chairman of     Bonavista  Petroleum  Limited, a publicly traded oil and natural
the Board)                         gas exploration  company that later was converted into an income trust under the name Bonavista Energy Trust. He holds a Bachelor of Science  degree in  Petroleum  Engineering  from the  Montana
                                   College  of  Mineral   Science   and  a  Diploma  in   Petroleum
                                   Engineering  Technology from the Southern  Alberta  Institute of
                                   Technology and is a member of the  Association  of  Professional
                                   Engineers, Geologists and Geophysicists of Alberta ("APEGGA").

                                   Mr.  K.A.J.  MacPhail  is  currently  serving  on the  board  of directors of Bonavista Energy Trust and NuVista Energy Ltd.
                                   ----------------------------------------------------------------
                                   Committee Memberships                Securities held/market value
                                                                        of Common Shares
                                   ----------------------------------------------------------------
                                   Health, Safety and Environmental     Common Shares --
                                   Reserves                             187,794/$9,211,296
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Allan P.  Markin  O.C.             Mr.  A.P.   Markin  has  been  Chairman  of  the  Board  of  the
(age  63)                          Corporation  since 1989.  In that time he has made a substantial
Calgary,  Alberta                  contribution  to the growth and success of the  Corporation as a
Canada                             Director  and  significant  shareholder.  Mr.  Markin has nearly
Chairman  of the  Board            forty years of experience  in the oil and gas industry  acquired
Director since January 1989        with such companies as Amoco Petroleum, Merland Exploration Ltd.
Non-independent                    and Poco  Petroleum  Limited,  where he served as President  and
(Management)                       Chief Executive  Officer.  During his distinguished  career, Mr.
                                   A.P. Markin has been the recipient of honorary degrees of Doctor of Law  from  the  University  of  Alberta,  the  University  of
                                   Calgary, and the University of Lethbridge and received the Order of Canada  in 2008.  He is one of the  founders,  as well as the first Honorary Fellow, of St. Mary's University College, Calgary
                                   as well as the  recipient  of the  Calgary  Citizen  of the Year
                                   Award and the Alberta  Centennial Award. Mr. A.P. Markin holds a
                                   Bachelor  of Science  degree in  Chemical  Engineering  from the
                                   University of Alberta.

                                   Mr. A.P.  Markin does not hold any other  public  company  board memberships.
                                   ----------------------------------------------------------------
                                   Committee Memberships                Securities held/market value
                                                                        of Common Shares
                                   ----------------------------------------------------------------
                                   Health, Safety and Environmental     Common Shares --
                                                                        7,191,072/$352,722,081
                                                                        Stock Options -- 792,000
---------------------------------------------------------------------------------------------------
Honourable Frank J. McKenna,       Mr. F.J. McKenna is the Deputy Chair of TD Bank Financial Group.
P.C., O.C., O.N.B., Q.C.           Prior to this,  he served as Canadian  Ambassador  to the United
(age 61)                           States from 2005 to 2006,  Counsel to  Atlantic  Canada law firm
Cap Pele, New Brunswick            McInnes  Cooper from 1998 to 2005,  and Premier of New Brunswick
Canada                             from 1987 to 1997.  He holds a Bachelor  of Arts degree from St.
Director since August 2006         Francis Xavier University and a Bachelor of Laws degree from the
Independent                        University of New Brunswick.  He received the Order of Canada in
                                   2008.

                                   Mr. F.J. McKenna is currently  serving on the board of directors of Brookfield Asset Management Inc.
                                   ----------------------------------------------------------------
                                   Committee Memberships                Securities held/market value
                                                                        of Common Shares
                                   ----------------------------------------------------------------
                                   Compensation                         Common Shares --
                                   Nominating and Corporate Governance  8,000/$392,400
---------------------------------------------------------------------------------------------------
James S. Palmer, C.M.,             Mr. J.S. Palmer is Chairman and a Partner of Burnet, Duckworth &
A.O.E., Q.C.                       Palmer LLP a Canadian law firm with offices in Calgary, Alberta,
(age 80)                           Canada.  Mr.  J.S.  Palmer  has led a very  distinguished  legal
Calgary, Alberta                   career and is still  active in the  practice of law. He has been
Canada                             the recipient of several Doctor of Laws honorariums and numerous
Director since May 1997            awards for service in the community  receiving the Alberta Order
Independent                        of Excellence in 2003 and became a Member of the Order of Canada in  1998.  He  holds a  Bachelor  of  Arts  degree  from  McGill
                                   University   and  a  Bachelor  of  Laws  degree  from  Dalhousie
                                   University.

                                   Mr. J.S.  Palmer is currently  serving on the board of directors of Magellan Aerospace  Corporation and is a Director Emeritus of
                                   Frontier  Oil  Corporation.  He  has  held  a  number  of  other directorships  in the  past and is a  former  Chairman  of Telus
                                   Corporation.
                                   ----------------------------------------------------------------
                                   Committee Memberships                Securities held/market value
                                                                        of Common Shares
                                   ----------------------------------------------------------------
                                   Compensation (Chair)                 Common Shares --
                                   Health, Safety and Environmental     168,808/$8,280,032
                                   Reserves
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Eldon R. Smith, O.C., M.D.         Dr. E.R. Smith has been President of Eldon R. Smith & Associates
(age 69)                           Ltd.  since 2001,  a  healthcare  consulting  company  providing
Calgary, Alberta                   consulting   services  to  the  health  industry,   governments,
Canada                             regional health authorities, hospitals and faculties of medicine
Director since May 1997            in Canada and internationally. Prior thereto he was Professor of
Independent                        Medicine and Former Dean,  Faculty of  Medicine,  University  of
                                   Calgary from 1980 until his  retirement  in 2004. He is a Fellow in several health professional organizations including the Royal
                                   College of Physicians and Surgeons of Canada; the American Heart
                                   Associations;  the  Canadian  Academy  of Health  Sciences,  the
                                   International  Academy of Cardiovascular  Sciences and is a Life
                                   Member of the Canadian  and Alberta  Medical  Associations.  Dr.
                                   E.R. Smith is also an Officer of the Order of Canada and holds a
                                   Doctor of Medicine degree from Dalhousie University.

                                   Dr. E.R. Smith is currently serving on the board of directors of
                                   Vasogen Inc.; Aston Hill Financial;  and Ventripoint Diagnostics
                                   Inc.
                                   ----------------------------------------------------------------
                                   Committee Memberships                Securities held/market value
                                                                        of Common Shares
                                   ----------------------------------------------------------------
                                   Compensation                         Common Shares --
                                   Health Safety and Environmental      38,952/$1,910,596
                                   (Chair)
---------------------------------------------------------------------------------------------------
David A. Tuer                      Mr. D.A. Tuer is  Vice-Chairman  and Chief Executive  Officer of
(age 59)                           Marble  Point  Energy  Ltd.  a private  oil and gas  exploration
Calgary, Alberta                   company.  He  was  Chairman  of the  Calgary  Health  Region,  a
Canada                             position he held from 2001 to 2008 when the  Alberta  government
Director since May 2002            consolidated  all of the  provincial  health  regions  under one
Independent                        authority,   Alberta   Health   Services.   He   was   Executive
                                   Vice-Chairman,  BA Energy Inc.  from 2005 until 2008 when it was acquired by its parent company Value  Creations  Inc.  through a
                                   Plan of Arrangement  and which until recently was engaged in the development,  building and  operations  of a merchant  heavy oil upgrader  in  Northern  Alberta  for the  purpose  of  upgrading bitumen and heavy oil feedstock  into  high-quality  crude oils.
                                   Prior thereto he was President  and Chief  Executive  Officer of
                                   PanCanadian  Petroleum  Inc.  from  1994 to 2001 and  President,
                                   Chief Executive  Officer and a director of Hawker Resources Inc.
                                   from 2003 to 2005.  Mr.  D.A.  Tuer holds a Bachelor  of Science degree in Mechanical Engineering from the University of Calgary.

                                   Mr. D.A.  Tuer  currently  serves on the board of  directors  of
                                   Daylight Resources Trust;  Xtreme Coil Drilling Corp.;  Canadian
                                   Phoenix  Resources  and,  Altalink  Management  LLP.,  a private limited partnership.
                                   ----------------------------------------------------------------
                                   Committee Memberships                Securities held/market value
                                                                        of Common Shares
                                   ----------------------------------------------------------------
                                   Audit                                Common Shares --
                                   Nominating and Corporate Governance  22,754/$1,116,084
                                   Reserves (Chair)
---------------------------------------------------------------------------------------------------

         Mr. N.M. Edwards previously was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the COMPANY ACT (British Columbia) and under the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada) which resulted in the separation of its two businesses. The reorganization resulted in the creation of two public corporations, Imperial Metals Corporation and IEI Energy Inc. (which became Rider Resources Ltd. and which in 2008 merged with NuVista Energy Ltd.) all of which traded or trades on TSX. Mr. F.J. McKenna was a director of Alphanet Telecom Inc. which was assigned into bankruptcy February 8, 1999. Dr. E.R. Smith was a director of BioMax Technologies Inc. which was subject to a cease trade order for failure to file financial statements. Subsequent to the resignation of Dr. E.R. Smith from the Board of Biomax, the company was delisted but continues as a solvent private company.

                             APPOINTMENT OF AUDITORS

         The Board of Directors of the Corporation upon the recommendation of the Audit Committee of the Board of Directors has selected the firm of PricewaterhouseCoopers LLP ("PwC") to be nominated at the Meeting for re-appointment as the Corporation's independent auditors for the ensuing year at remuneration to be fixed by the Audit Committee of the Board of Directors. Before PwC was recommended for appointment the Audit Committee met with management and PwC to review and discuss the proposed fiscal year 2009 audit and non-audit services to be rendered, the relationship of PwC with the Audit Committee, and, the independence of PwC. The Corporation's independent auditor since its inception has been PwC. The Corporation has been advised by PwC that it is the policy of PwC to rotate the senior audit partner for the Corporation at least once every five years. The current senior audit partner for the Corporation has been the senior audit partner for the Corporation for two years.

         The Audit Committee of the Board of Directors in 2008 approved specified audit and non-audit services to be performed by PwC. The services provided include: (i) the annual audit of the Corporation's December 31, 2008 consolidated financial statements included in the Annual Information Form and Form 40-F, reviews of the Corporation's quarterly unaudited Consolidated Financial Statements, audits of certain of the Corporation's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services related to debt covenant compliance, Crown Royalty Statements and services related to internal control reviews and assistance with section 404 of the Sarbanes-Oxley Act of 2002, relating to internal control reporting requirements;
(iii) tax related services related to expatriate personal tax and compliance as well as other corporate tax return matters; and (iv) non-audit services related to accessing resource materials through PwC's accounting literature library.

               FEES ACCRUED TO AUDITORS PRICEWATERHOUSECOOPERS LLP

SERVICES                                          FISCAL 2008      FISCAL 2007
--------                                          -----------      -----------
Audit.......................................       $2,685,800       $2,729,315
Audit Related...............................          156,300          164,000
Tax Related.................................           91,500          154,459
Other.......................................            9,500            9,440
Total Accrued Fees..........................       $2,943,100       $3,057,214

         Additional disclosure regarding the Audit Committee and its members is contained in the Corporation's Annual Information Form under Audit Committee Information.

                                  OTHER MATTERS

         Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the same in accordance with their best judgement in such matters.

                              APPROVAL OF CIRCULAR

         The contents and sending of this Information Circular has been approved in substance by the Board of Directors of the Corporation.

         DATED at Calgary, Alberta, this 18th day of March 2009.

            SCHEDULE "A" TO INFORMATION CIRCULAR DATED MARCH 18, 2009

                       CANADIAN NATURAL RESOURCES LIMITED
                               (THE "CORPORATION")

               BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES

         The Board of Directors (the "Board") of the Corporation has adopted the following Corporate Governance Guidelines (the "Guidelines") to assist the Board in meeting its responsibilities. These Guidelines reflect the Board's commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term shareholder value. The Board requires the directors, officers and employees of the Corporation to comply with all legal and regulatory requirements and encourages them to adhere to the highest ethical standards in the performance of their duties.

         Directors must perform their duties, keeping in mind their fiduciary duty to the shareholders and the Corporation. That duty includes the obligation to ensure that the Corporation's disclosures contain accurate information that fairly presents the Corporation and its operations to shareholders and the public in conformity with applicable laws, rules and regulations.

                             BOARD RESPONSIBILITIES

         The Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation. In executing this role, the Board shall oversee the conduct, direction and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of the Corporation and is responsible for implementing the Board's strategies, goals and directions. The Board and its members shall at all times act in the best interest of the Corporation and its actions shall reflect its responsibility of establishing proper business practices and high ethical standards expected of the Corporation.

         In discharging the Board's stewardship obligations, the Board assumes responsibility for the following matters:

         1. adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;

         2.       the identification of the principal risks of the Corporation's
                  business  and  ensuring  the   implementation  of  appropriate
                  systems to manage these risks;

         3.       succession  planning;   including  appointing,   training  and
                  monitoring senior management;

         4.       a  communication  and disclosure  policy for the  Corporation;
                  and,

         5. the integrity of the Corporation's internal control and management information systems.


                            COMPOSITION OF THE BOARD

CRITERIA FOR BOARD OF DIRECTORS

         The Nominating and Corporate Governance Committee, comprised entirely of Directors who qualify as independent directors under the requirements of the regulatory bodies to which the Corporation is subject to ("Independent Directors"), is responsible for identifying, screening and recommending director nominations for appointment as members of the Board. The Board, however, will ultimately be responsible for nominating for appointment new directors and for the selection of its Chair.

         The Board requires that a majority of the Board qualify as Independent Directors. Nominees for director are selected on the basis of, among other things, broad perspective, integrity, independence of judgment, experience, expertise, diversity, ability to make independent analytical inquiries, understanding of the Corporation's business environment and willingness to devote adequate time and effort to Board responsibilities.

ELECTION OF DIRECTORS BY SHAREHOLDERS

         Election of director nominees by shareholders in an uncontested election shall be by majority vote. A director nominee who receives less than 50% of the votes cast in favour of the election of the director nominee shall forthwith submit to the Board, his or her resignation, to take effect upon acceptance by the Board. The Board shall exercise discretion in considering the resignation of the director nominee and if it is deemed to be in the best interests of the Corporation and the shareholders and, absent any extenuating circumstances deemed by the Board to exist, the Board shall accept such resignation within 90 days of having received the resignation of the director nominee.

INDEPENDENCE

         As stated previously, the Board shall be comprised of a majority of Independent Directors. For a director to be independent, the Nominating and Corporate Governance Committee and the Board must affirmatively determine that an individual is independent, taking into account any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which they shall not be deemed independent, for the following individuals; (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; and (iii) immediate family members of the individuals specified in (i) and (ii) above. The Nominating and Corporate Governance Committee and the Board will review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors who the Board and the Nominating and Corporate Governance Committee affirmatively determine meet any applicable regulatory independence requirements and have no material relationship with the Corporation will be considered Independent Directors. The basis for any determination that a relationship is not material will be published in the Corporation's annual proxy information circular.

         Directors  have an  obligation  to  inform  the  Board of any  material
changes  in  their   circumstances  or  relationships   that  may  impact  their
designation by the Board as "independent".

SIZE OF THE BOARD

         The Articles of the Corporation provide that the Board will have not less than three (3) or more than fifteen (15) members. The Board will fix the exact number of directors at any time after considering the recommendation of the Nominating and Corporate Governance Committee. The size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Corporation.

OTHER COMPANY DIRECTORSHIPS

         The Corporation does not have a policy limiting the number of other company boards of directors upon which a Director may sit. The Nominating and Corporate Governance Committee shall consider the number of other company boards or comparable governing bodies on which a prospective nominee is a member.

         Directors are expected to advise the Chair of the Board and the Chair of the Nominating and Corporate Governance Committee in advance of accepting any other company directorships or any assignment to the audit committee or compensation committee of the Board of Directors of any other company.

TERM LIMITS

         The Board does not favour the concept of mandatory term limits. The Board believes term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and therefore provide an increasing contribution to the Board as a whole.

RETIREMENT POLICY

         Under the Board's retirement policy Directors will not stand for re-election after reaching the age of 75, subject to grandfathering any current directors, currently over the age 75 on March 2, 2007, that being the date this retirement policy was adopted by the Board. The Nominating and Corporate Governance Committee has the responsibility to evaluate annually the qualifications of each Director.

                            DIRECTOR RESPONSIBILITIES

         Each Director shall have the responsibility to exercise his or her business judgment in good faith and in a manner that he or she reasonably believes to be in the best interests of the Corporation. A Director is expected to spend the time and effort necessary to properly discharge such Director's responsibilities. Accordingly, a Director is expected to regularly attend meetings of the Board and committees on which such Director sits (with the understanding that on occasion a Director may be unable to attend a meeting) and to review in advance the meeting materials.

                              DIRECTOR ORIENTATION

         New members of the Board shall be provided an orientation, which includes background information about the Corporation's business, current issues, corporate strategies, general information about the Board and Committees and Director's duties and responsibilities and meetings with key operations personnel. Each Director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a Director.

                                 BOARD MEETINGS

         The Board has four (4) regularly scheduled meetings each year appropriately scheduled for the Board to meet its responsibilities. In addition, unscheduled Board meetings may be called upon proper notice being given at any time to address specific needs of the Corporation. One half (or where one half of the Directors is not a whole number, the whole number which is closest to and less than one half) of the Directors then in office constitutes a quorum for Board of Directors meetings.

         The Chair of the Board and the Vice-Chair will establish the agenda for each Board meeting. Any member of the Board may request that an item be included on the agenda and at any Board meeting raise subjects that are not on the agenda for that meeting.

         At the invitation of the Board, members of senior management and independent advisors recommended by the Chair a Vice-Chair or the President and Chief Operating Officer attend Board meetings or portions thereof for the purpose of participating in discussions thereby providing certain expertise and/or insight into items that may be open for discussion. The Corporate Secretary attends all Board meetings except where there is a specific reason for the Corporate Secretary to be excluded.

         Materials for the review, discussion, and/or action of the Board are, to the extent practicable, to be distributed sufficiently in advance of meetings, thereby allowing time for review prior to the meeting. It is recognized that in certain circumstances written materials may not be available in advance of the meeting.

         At every Board meeting, immediately following the termination of each regularly scheduled Board meeting, the Independent Directors shall meet in executive session without the presence of management to discuss whatever topics it believes are appropriate. These meetings will be chaired by the Chair of the Nominating and Corporate Governance Committee. Additional executive sessions may be scheduled from time to time as determined by a majority of the Independent Directors in consultation with the Chair of the Board and Chair of the Nominating and Corporate Governance Committee.

                                BOARD COMMITTEES

         The Board has five (5) standing committees:

         1. Audit Committee;

         2. Compensation Committee;

         3. Nominating and Corporate Governance Committee;

         4. Reserves Committee; and

         5. Health, Safety and Environmental Committee

         The purpose and responsibilities for each of these committees are outlined in committee charters adopted by the Board.

         The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall each be comprised entirely of Independent Directors. The Reserves Committee and the Health, Safety and Environmental Committee shall be comprised of a majority of Independent Directors. The Chair of each of the Reserves Committee and the Health, Safety and Environmental Committee shall be an Independent Director.

         Appointment   of  directors  to  standing   committees   shall  be  the
responsibility of the Board, having received the recommendation of the Nominating and Corporate Governance Committee, based upon consultations with the members of the Board and the Chair.

         The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.

         The Chair of each committee will determine the agenda, frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter.

                                BOARD EVALUATION

         The Nominating and Corporate Governance Committee will sponsor an annual self-assessment of the Board's performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. In preparing these assessments, the Nominating and Corporate Governance Committee, circulates to each Director a questionnaire through which each Director can provide input. The Nominating and Corporate Governance Committee will also utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for appointment to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

                              DIRECTOR COMPENSATION

         Senior management of the Corporation shall report periodically to the Nominating and Corporate Governance Committee on the status of the Corporation's Director compensation practices in relation to the other companies of comparable size and within the industry. The Corporation believes in a mix of both cash and stock based compensation. The Nominating and Corporate Governance Committee will recommend any changes in Director compensation to the Board for approval.

         Director's fees are the only compensation an Audit Committee member may receive from the Corporation.

                                 SHARE OWNERSHIP

         Directors are required to acquire and hold Common Shares of the Corporation with a minimum aggregate market value of three times the annual retainer fee paid to directors within five (5) years from the date of their appointment as a director of the Corporation.

         Directors are required to confirm annually for the Corporation's Information Circular their share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

                         EVALUATION OF SENIOR MANAGEMENT

         Senior management is responsible for the day to day operation of the Corporation. Operations are to be conducted in a manner, which reflects the standards established by the Board, and with the goal of implementing and fulfilling the policies, strategies and goals established by the Board. The Board shall determine the specific or general terms and levels of authority for senior management as it may consider advisable from time to time.

         The Corporation does not have a CEO designation. This role is delegated by the Board to the senior management of the Corporation including the Chair of the Board, the Vice-Chair of the Board, the President and the Chief Operating Officer. The Board establishes annual corporate objectives which senior management is responsible for meeting and assesses senior management's performance annually. This evaluation is based upon objective criteria previously authorized by the Board including consideration of the performance of the business of the Corporation, accomplishment of short and long term strategic objectives, material business accomplishments and development of management. The evaluation is used by the Compensation Committee, as part of a formal process of considering compensation of senior management with reference to the performance in meeting the corporate objectives.

         The President and Chief Operating Officer reports to the Compensation Committee annually with respect to senior management succession issues and the status of the Corporation's on-going program for management development.

              DIRECTOR ACCESS TO MANAGEMENT, EMPLOYEES AND ADVISORS

         Each Director may consult with any manager or employee of the Corporation or with any independent advisor to the Corporation at any time.

         In  appropriate   circumstances,   the  committees  of  the  Board  are
authorized  to  engage   independent   advisors  as  may  be  necessary  in  the
circumstances.

         In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances.

                              PUBLIC COMMUNICATIONS

         Management speaks for the Corporation and is responsible for communications with the press, analysts, regulators, and other constituencies. From time to time members of the Board may be requested to communicate with one or more of those constituencies. It is anticipated that such communication will be coordinated with the Corporation's management committee.

                          COMMUNICATION WITH THE BOARD

         The Chair speaks on behalf of the Board. However, any shareholder or interested party who wishes to communicate with the Board or any specific director, may contact the Board or such specific director at the head office at the following address:

                  Canadian Natural Resources Limited
C/O Corporate Secretary
#2500, 855 - 2nd St. S. W.
Calgary, Alberta
T2P 4J8

         Depending on the subject matter, the Corporate Secretary will:

         o    Forward the communication to the director to whom it is addressed;

         o Refer the inquiry to the appropriate corporate department if it is a matter that does not appear to require direct attention by the Board or an individual director; or

         o Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

                 CODE OF INTEGRITY, BUSINESS ETHICS AND CONDUCT

         The Nominating and Corporate Governance Committee will periodically assesses the Corporation's Code of Integrity, Business Ethics and Conduct policies to ensure it addresses appropriate topics and complies with the appropriate regulatory bodies regulations and recommend any appropriate changes to the Board for approval. The Board must approve any waiver of the code for any member of senior management or Directors. Any waiver must be disclosed in accordance with relevant regulatory requirements.

                MODIFICATIONS TO CORPORATE GOVERNANCE GUIDELINES

         The Nominating and Corporate Governance Committee will annually review these Corporate Governance Guidelines and recommend any appropriate changes to the Board for approval.

                       CANADIAN NATURAL RESOURCES LIMITED

                               INSTRUMENT OF PROXY

        SOLICITED BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED
                 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON THURSDAY MAY 7, 2009

         The undersigned shareholder of Canadian Natural Resources Limited (the "Corporation") hereby appoints Allan P. Markin, Chairman of the Board, or failing him, John G. Langille, Vice-Chairman of the Corporation, or instead of either of the foregoing, ______________________________________________________
______________ as nominee and proxy (the "Proxy") of the undersigned with full power of substitution to attend and act on behalf of the undersigned in respect of all Common Shares registered in the name of the undersigned at THE ANNUAL
GENERAL MEETING OF HOLDERS OF COMMON SHARES OF THE CORPORATION TO BE HELD AT 3:00 O'CLOCK IN THE AFTERNOON (MDT) ON THURSDAY THE 7TH DAY OF MAY, 2009 (THE "MEETING"), AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF IN THE SAME MANNER, TO THE SAME EXTENT AND WITH THE SAME POWERS AS IF THE UNDERSIGNED WERE PRESENT AT THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF; provided that the undersigned shareholder specifies and directs the persons above named that the Common Shares registered in the name of the undersigned shall be voted:

1. To vote on the election of directors of the Corporation for the ensuing year, the nominees proposed by management described in the Information Circular accompanying the Notice of Meeting and this Instrument of Proxy.

                                         FOR      WITHHOLD
    A) ALL nominees                      |_|        |_|

             OR individually as follows:

                                    FOR WITHHOLD                               FOR WITHHOLD
    B) Catherine M. Best            |_|    |_|    Keith A.J. MacPhail          |_|    |_|
       N. Murray Edwards            |_|    |_|    Allan P. Markin              |_|    |_|
       Honourable Gary A. Filmon    |_|    |_|    Honourable Frank J. McKenna  |_|    |_|
       Ambassador Gordon D. Giffin  |_|    |_|    James S. Palmer              |_|    |_|
       John G. Langille             |_|    |_|    Eldon R. Smith               |_|    |_|
       Steve W. Laut                |_|    |_|    David A. Tuer                |_|    |_|

2. TO VOTE FOR ____________ OR WITHHOLD FROM VOTING ON ________________ the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation for the ensuing year and the authorization of the Audit Committee of the Board of Directors of the Corporation to fix their remuneration.


3. At the discretion of the said Proxy, to vote on any permitted amendments to or variations of any matters identified in the Notice of Meeting enclosed herewith or other matters that may properly be brought before the Meeting or any adjournments thereof.

                   UNLESS OTHERWISE INDICATED ABOVE, ON ANY BALLOT THAT MAY BE CALLED FOR, THE COMMON SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED FOR THE APPROVAL OF ALL MATTERS SET OUT HEREIN. IF ANY AMENDMENTS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT THERETO.

                   THE UNDERSIGNED SHAREHOLDER OF THE CORPORATION HEREBY RATIFIES AND CONFIRMS ALL THAT THE PROXY MAY DO BY VIRTUE HEREOF. ANY INSTRUMENT OF PROXY PREVIOUSLY GIVEN WITH RESPECT TO THE UNDERSIGNED SHARES IS HEREBY REVOKED AND THIS INSTRUMENT OF PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE EXERCISE THEREOF.

                   _________________________________________________________
                   Name of Shareholder

                   _________________________________________________________
                   Signature of Shareholder

                   _________________________________________________________
                   Number of Shares

                   DATED this ____________ day of _________________, 2009.

                   1. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXY HOLDER (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS DESIGNATED ABOVE, TO ATTEND AND ACT FOR SUCH SHAREHOLDER AT THE MEETING. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MUST INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED ABOVE AND STRIKE OUT THE OTHER NAMES, OR MAY COMPLETE ANOTHER APPROPRIATE INSTRUMENT OF PROXY.

                   2. THE INSTRUMENT OF PROXY MUST BE DATED AND MUST BE EXECUTED BY THE SHAREHOLDER OR SUCH SHAREHOLDER'S ATTORNEY AUTHORIZED IN WRITING OR IF THE SHAREHOLDER IS A CORPORATION UNDER ITS CORPORATE SEAL OR BY AN OFFICER OR ATTORNEY THEREOF DULY AUTHORIZED. IF THIS INSTRUMENT OF PROXY IS NOT DATED IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE SHAREHOLDER BY THE MANAGEMENT OF THE CORPORATION.

                   3. THE INSTRUMENT OF PROXY WILL NOT BE VALID AND WILL NOT BE ACTED ON OR VOTED UNLESS IT IS SIGNED AND DELIVERED TO COMPUTERSHARE TRUST COMPANY OF CANADA, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO M5J 2Y1 NOT LATER THAN 24 HOURS BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF.